Banco Santander Chile

Management Commentary
As of June 30, 2022


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Santander

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INDEPENDENT AUDITOR'S REPORT ON MANAGEMENT COMMENTARY FINANCIAL REPORT
(A free translation from the original in Spanish)

Santiago, July 25, 2022

To the Shareholders and Directors
Banco Santander Chile

In connection with our review of the consolidated interim financial statements of Banco Santander Chile and its subsidiaries as of June 30, 2022, and 2021, and for the six-month periods then ended, on which we issued our report without exception dated July 25, 2022, we have reviewed the accounting information included in the Management Commentary Financial Report accompanying such consolidated interim financial statements.

Management's Responsibility

Management is responsible for attaching a Management Commentary Financial Report to the aforementioned consolidated interim financial statements, prepared in accordance with the standards and instructions issued by the Financial Market Commission (CMF), established in Chapter C-2 of the Compendium of Accounting Standards for Banks.

Auditor's Responsibility

The Management Commentary Financial Report has been subject to the procedures applied in the review of the accompanying consolidated interim financial statements and certain additional procedures, including:

- A general understanding of the internal control structure and governance established for the preparation of the Management Commentary Financial Report.
- Meetings with the personnel responsible for the accounting, financial control, and operations of the Bank, to discuss the most significant criteria adopted for the preparation of the accounting information presented in the aforementioned report.
- Reading the information presented in the different sections of the document, to assess whether the information is materially consistent with the consolidated interim financial statements and the understanding obtained during our review thereof.
- On the financial accounting information presented in sections 1. Key information, 3. Segment information and 4. Balance sheet and results, we have applied the following procedures:
    - Compare the figures included in the Management Commentary Financial Report with those presented in the consolidated interim financial statements, accounting records, or other underlying accounting information subject to the review procedures.
    - Perform analytical procedures and reprocesses of percentages and other indicators.
- Report exceptions identified during our review.
- Obtain a representation letter from Management for their responsibility in the preparation and submission of the Management Commentary Financial Report.

Limitation to the Scope

Our review does not extend to information which estimates the future impact of transactions and events that have occurred or are expected to occur, such as expected sources of liquidity and financial resources, operational trends, commitments, or resolutions of uncertainties. Similarly, we do not express an opinion on the quality or appropriateness of the Bank's strategies, business models and risk management, nor on other aspects of a subjective nature included in the Management Commentary Financial Report.

Conclusion

Based on our review and the application of the procedures described in the Auditor's Responsibility paragraph, nothing has come to our attention that causes us to believe that the accounting information included in the Management Commentary Financial Report as of June 30, 2022 of Banco Santander Chile has not been presented, in all material respects, in accordance with the standards and instructions issued by the Financial Market Commission (CMF) set forth in Chapter C-2 of the Compendium of Accounting Standards for Banks.

DocuSigned by:

7206FED3381745D...

Fernando Orihuela B.
RUT: 22.216.857-0

PricewaterhouseCoopers

Contents



Important information

Banco Santander Chile cautions that this document contains forward looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental and regulatory trends; (2) movements in local and international securities markets, currency exchange rates, and interest rates; (3) competitive pressures; (4) technological developments; and (5) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors and other key factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America, could adversely affect our business and financial performance.

Note: the information contained in this document is not audited and is presented according to accounting rules and instructions as issued by the Financial Markets Commission for banks in Chile which e similar to IFRS, but there are some differences. Please refer to our 2021 20-F filed with the SEC for an explanation of the main differences between accounting rules and instructions as issued by the Financial Markets Commission and IFRS. Nevertheless, the consolidated accounts are prepared on the basis of generally accepted accounting principles in Chile. Please note that this information is provided for comparative purposes only and that this restatement may undergo further changes during the year and, therefore, historical figures, including financial ratios, presented in this report may not be entirely comparable to future figures presented by the Bank.

This document is a translation of the document in Spanish that was approved for disclosure by the Bank's Audit Committee on July 25, 2022.

Section 1: Key information

Key financial information

Balance Sheet (Ch$mn)	**Jun-22**	**Dec-21**	**% Variación**
Total assets	70,884,440	63,635,077	11.4%
Total loans[1]	38,232,162	36,628,704	4.5%
Demand deposits	15,725,629	17,900,938	(12.2%)
Time deposits	11,893,299	10,131,055	17.4%
Total shareholders' equity	3,588,420	3,634,917	(1.3%)

Income Statement (YTD)	**Jun-22**	**Jun-21**	**% Variación**
Net income from interest and readjustment	957,551	859,497	11.7%
Net fee and commission income	191,969	163,589	17.3%
Net financial results	99,256	69,290	43.2%
Total operating income[2]	1,252,458	1,092,883	14.6%
Operating expenses[3]	(474,516)	(437,381)	8.5%
Net operating income before credit loss expenses	777,942	655,502	18.7%
Credit loss expenses	(162,602)	(178,068)	(8.7%)
Net operating income before income tax	615,340	477,434	28.9%
Income attributable to shareholders	521,257	370,069	40.9%

1. Loans (including interbank loans) at amortized cost and loans at fair value through other comprehensive income.
2. Total operating income: Net income from interest and readjustments + net fee income + net financial results+ income from investments in associates and other companies+ results from non-current assets and non-continued operations+ other operating income
3. Operating expenses: Personnel expenses + administration expenses+ depreciation and amortization+ impairment of non-financial assets + other operating expenses.

Key indicators (non-accounting financial information)

Capital indicators	**Jun-22**	**Dec21**	**Variation**
Risk-weighted assets	38,370,970	37,936,312	1.1%
Core capital ratio[1]	9.6%	9.2%	41bp
Tier 1 ratio[2]	2.7%	2.6%	11bp
Tier II ratio[3]	3.9%	3.5%	46bp
BIS ratio[4]	16.2%	15.2%	97bp

Profitability and efficiency	**Jun-22**	**Jun-21**	**Variation bp**
Net interest margin (NIM)[5]	4.1%	4.1%	(5)
Efficiency ratio[6]	37.9%	40.0%	(213)
Return on avg. equity[7]	28.7%	21.1%	757
Return on avg. assets[8]	1.6%	1.3%	31
Return on RWA[9]	2.8%	2.2%	61

Asset quality ratios (%)	Jun-22	Jun-21	Variation bp
NPL ratio[10]	1.5%	1.3%	18
Coverage of NPLs ratio[11]	227.8%	252.2%	(2,444)
Cost of credit[12]	0.9%	1.0%	(16)

Clients and service channels	Jun-22	Jun-21	Variation %
Total clients	4,028,551	3,893,309	3.5%
Current account holders (including Superdigital)	2,395,718	1,848,457	29.6%
Loyal clients[13]	1,964,191	1,867,167	5.2%
Digital clients[14]	815,627	777,664	4.9%
Branches	310	344	(9.9%)
Employees	9,541	10,240	(6.8%)

Market capitalization (YTD)	Jun-22	Jun-21	Variation %
Net income per share (Ch$)	2.77	1.96	40.9%
Net income per ADR (US$)	1.20	1.07	11.8%
Stock price (Ch$/per share)	37.05	36.31	2.0%
ADR price (US$ per share)	16.29	19.87	(18.0%)
Market capitalization (US$mn)	7,750	9,361	(17.2%)
Shares outstanding (millions)	188,446.1	188,446.1	--%
ADRs (1 ADR = 400 shares) (millions)	471.1	471.1	--%

1. Core capital divided by risk-weighted assets, according to BIS III definitions by the FMC.
2. Tier 1 capital by risk-weighted assets, according to BIS III definitions by the FMC.
3. Tier 2 capital by risk-weighted assets, according to BIS III definitions by the FMC.
4. Regulatory capital divided by risk-weighted assets, according to BIS III definitions by the FMC.
5. NIM = Annualized net income from interest and readjustments divided by interest generating assets.
6. Efficiency ratio: Operating expenses including impairment and other operating expenses divided by Operating income.
7. Accumulated Shareholders' net income annualized, divided by annual average shareholders' equity.
8. Accumulated Shareholders' net income annualized, divided by annual average assets.
9. Accumulated Shareholders' net income annualized, divided by risk-weighted assets.
10. Capital + future interest of all loans 90 days or more overdue divided by total loans.
11. Loan loss allowance divided by Capital + future interest of all loans with one installment 90 days or more overdue. Includes additional provisions. Adjusted to include the Ch$16,000 million additional provisions from 4Q19, the Ch$30,000 million established in 2Q20, the Ch$30,000 million established in 3Q20, the Ch$50,000 million established in 4Q20, the Ch$24,000 million established in 1Q21, the Ch$18,000 million established in 2Q21, Ch$30,000 million established in 3Q21, Ch$ 60,000 million established in 4Q21.
12. Provision expense annualized divided by average loans.
13. Individual clients that have 4 products or more with a minimum level of profitability and minimum usage. Companies with a minimum profitability and usage.
14. Clients that use our digital clients at least once a month.

Section 2: Overview of the Bank

Competitive position

Market share[1]	Santander	Ranking among Peers
Total loans	17.7%	1
Commercial loans	15.5%	2
Mortgage loans	21.1%	1
Consumer loans	19.4%	1
Demand deposits	19.9%	1
Time deposits	13.6%	3
Current accounts (#)	29.1%	1
Credit card purchases ($)	24.0%	1
Branches (#)	18.8%	2
Employees (#)	16.6%	3
Indicators		
Efficiency ratio	37.0%	2
ROAE	29.5%	2
ROAA	1.6%	2

1. Source: FMC, as of May 2022, current accounts as of April 2022 and credit card purchases are the last twelve months up to April 2022.

We are the largest bank in the Chilean market in terms of loans (excluding loans held by subsidiaries of Chilean banks abroad) and the second largest bank in terms of total deposits (excluding deposits held by subsidiaries of Chilean banks aboard). Santander Chile provides a wide range of commercial and retail banking services to its customers, including commercial, consumer and mortgage loans as well as current accounts, time deposits, savings accounts and other transactional products. In addition to its traditional banking operations, it offers financial services, including leasing, factoring, foreign trade services, financial advisory services, acquiring, and brokerage of mutual funds, securities, and insurance.

As of June 30, 2022, we had total assets of Ch$ 70,884,440 million (U.S.$ 76,871 million), outstanding loans (including interbank loans) at amortized cost, net of allowances for loan losses of Ch$37,140,460 million (U.S.$ 40,227 million), total deposits of Ch$27,618,928 million (U.S.$ 29,952 million) and shareholders' equity of Ch$3,588,420 million (U.S.$ 3,891 million). The BIS capital ratio as of June 30, 2022 was 16.2%, with a core capital ratio of 9.6%.Banco Santander Chile is one of the companies with the highest risk classifications in Latin America with an A1 rating from Moody's, A- from Standard and Poor's, A+ from Japan Credit Rating Agency, AA- from HR Ratings and A from KBRA. As of June 30, 2022, we employed 9,541 people. We have a leading presence in all the major business segments in Chile, and a large distribution network with national coverage spanning across all the country. We offer unique transaction capabilities to clients through our 310 branches and digital platforms. Our headquarters are in Santiago and we operate in every major region of Chile.

For more information on the constitution of our business please see Section 2 of our Management Commentary for 1Q22.

Operating environment

All of our operations and substantially all of our customers are located in Chile. Consequently, our financial condition and the results of our operations are substantially dependent on the economic conditions prevailing in Chile.

As the year progresses, GDP expectations for 2022 and 2023 have been adjusted downward. In 2022 we expect GDP to grow 1.5% and in 2023 0.5%. Thus, during this year and the next there will be a slowdown in activity. The slowdown in the economy will be driven by: (i) tight monetary policy being carried out by the Central Bank in order to control inflation, (ii) a significant fiscal adjustment, (iii) political uncertainty due to the upcoming constitutional referendum, and (iv) the deterioration of the international scenario due to a higher global rate environment and secondary effects of the war in Ukraine. In this context, investment, after having expanded by 17.6% in 2021, will have a moderate drop in 2022, while consumption will be somewhat below the average levels of last year.

Employment has continued to recover, hand in hand with greater labor participation. However, the trend levels that would have been observed had the pandemic not occurred have not yet fully recovered. For its part, the improvement in employment has not been homogeneous, being stronger in self-employment and lagging behind in formal salaried work.

The exchange rate has been depreciating as of late driven by the fall in copper prices and the global strengthening of the dollar. Since the end of March until July 14, the Chilean peso had depreciated 33%. As a result, On July 15, the Central Bank published a plan to intervene the FX market until September 2022. The Central Bank plans to sell $10 billion in the spot market by end-September, plus a similar amount of foreign-exchange hedges and $5 billion in swaps. With these measures the exchange rate returned to levels of Ch$935/US$1.


12M CPI Inflation
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
12.5%
7.2%
3.0%
jun_2020
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oct_2020
dic_2020
feb_2021
abr_2021
jun_2021
ago_2021
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feb_2022
abr_2022
jun_2022

Inflation has also continued to accelerate in Chile. In the first half of 2022 CPI inflation increased 12.5% in 12 months (Unidad de Fomento[1] (UF) increased 11.4% in the same period). The main factors behind this increase has been food and fuel prices as well as the depreciation of the peso. By year end we are now expecting CPI inflation to reach 12% in 2022 (which signifies a variation of 12.0% for the UF) In 2023, as economic activity moderates and international raw materials begin to decline, prices should begin to moderate, with an expected inflation rate of 5.8% for 2023 (UF variation of 5.8%). The Central Bank's target level of inflation of 3% will not be reached until mid-2024.

1 Unidad de Fomento (UF) is a monetary unit revalued in monthly cycles according to Chile's CPI inflation. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean CPI the prior calendar month. One UF equaled Ch$33,086.83 at June 30, 2022, Ch$31,727.74 at March 31, 2022, and Ch$30,991.74 at December 31, 2021 and Ch$29,709.83 at June 30, 2021.


Evolution of MPR in 2022
Central Bank of Chile
11.00
10.00
9.00
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7.00
6.00
5.00
4.00
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2.00
4.00
5.50
7.00
9.00
9.75
30-dic-2021
30-ene-2022
28-feb-2022
31-mar-2022
30-abr-2022
31-may-2022
30-jun-2022

As a result of these higher inflationary pressures, the Central Bank continued to tighten monetary policy. The monetary policy rate (MPR) began a trend of increases that placed it at 4.0% in December 2021, 7.0% at the end of March and 9.75%, currently in July 2022. More increases are expected in the coming months, reaching a maximum level of around 10.5% by September or October of this year. Then, as economic activity loses momentum and inflation falls, the Central Bank will have room to start reducing the MPR, ending 2023 at around 6.5%.

Summary of economic estimates:

	2020	2021	2022 (E)	2023 (E)
National accounts				
GDP (real var. % YoY)	-6.0%	11.7%	1.5%	0.5%
Internal demand (real var. % YoY)	-9.3%	21.6%	-0.3%	-1.2%
Total consumption (real var. % YoY)	-7.2%	18.2%	0.0%	-0.5%
Private consumption (real var. % YoY)	-8.0%	20.3%	-0.4%	-0.8%
Public consumption (real var. % YoY)	-4.0%	10.3%	1.7%	-0.4%
Gross fixed capital formation. (Real var. % YoY)	-9.3%	17.6%	-2.0%	-1.5%
Exports (real var. % YoY)	-1.1%	-1.5%	1.1%	1.4%
Imports (real var. % YoY	-12.7%	31.3%	-4.4%	-4.5%
Currency and Exchange Market				
CPI Inflation	3.0%	7.2%	12.0%	5.8%
UF Inflation	2.7%	6.6%	12.0%	5.8%
CLP/US$ exchange rate (year's exercise)	711	852	925	935
Monetary policy rate (year's exercise, %)	0.5%	4.0%	10.5%	6.5%
Fiscal policy				
Public expenditure (real var. % YoY)	11.0%	31.6%	-24.5%	1.8%
Central Government balance (% GDP)	-7.3%	-7.3%	-0.5%	-2.8%

(E) Banco Santander Chile Estimates

Constitutional convention



On July 4, 2022, the Constitutional Convention convened for the last time and the final draft of the new Constitution was presented. On September 4, 2022 a referendum will be held to decide if the Chilean population accepts or rejects this new constitution. Participation in this referendum is mandatory and a 50% + 1 majority is needed for either option to win. If the Accept choice wins, Chile will adopt this new constitution gradually through 2026. If the Reject option wins, the current constitution remains in place even though it is highly likely that another constitutional process would be needed. In the current link you can access the final draft version:

https://www.chileconvencion.cl/wp-content/uploads/2022/07/Texto-Definitivo-CPR-2022-Tapas.pdf

Tax reform

Chilean Finance Ministry presented a tax reform proposal which will be discussed in four legislative initiatives: (i) Restructure income tax system: introduce a semi-dual system for corporate income tax to further de-coupling the taxation of companies from the taxation of shareholders; increase the tax rates for higher income individuals; introduce a new wealth tax and a new capital income regime (ii) Reducing tax exemptions: elimination of loopholes that facilitates tax avoidance and strength ability to combat tax evasion; (iii) Mining royalty: a two-component tax considering a basic ad-valorem tax and profitability tax with higher sliding-scale rates for copper producers; and (iv) Corrective taxes: to foster ESG programs and regional development. The first three proposals were presented to Congress in July, and the last in 4Q2022.

The government expects to collect US$12bn (4.1% of GDP) with this reform to fund social expenditure. The proposal has raised several criticism and doubts from both the private and the political sectors, in particular, regarding to those aspects that could impact the country`s competitiveness. It is expected a hard discussion in the Congress and numerous amendments to the final law.

Regulation and supervision

In Chile, only banks may maintain checking accounts for their customers, conduct foreign trade operations, and, together with non-banking financial institutions, accept time deposits. The principal authorities that regulate financial institutions in Chile are the FMC and the Central Bank. Chilean banks are primarily subject to the General Banking Law, and secondarily subject, to the extent not inconsistent with this statute, to the provisions of the Chilean Companies Law governing public corporations, except for certain provisions which that expressly excluded.

For more information on the regulation and supervision of our Bank please see Section 2 of our Management Commentary for 1Q22.
For more information on the General Banking Law click here.
For more information about the FMC, see the following website: www.cmfchile.cl
For more information on the Central Bank, see the following website: www.bcentral.cl

Section 3: Segment information

Segment information is based on financial information presented to the highest authority in making operating decisions. The Bank has aligned segment information in a manner consistent with the underlying information used internally for management reporting purposes and with that presented in the Bank's other public documents.
The Bank's senior management has been determined to be primarily responsible for the Bank's operational decision-making. The Bank's operating segments reflect the organizational and management structures. Top management reviews internal information based on these segments to assess performance and allocate resources.

Description of segments


% of loans
% os results
71%
49%

Retail Banking (Individuals and SMEs)
This segment consists of individuals and small to medium-sized entities (SMEs) with annual sales less than Ch$2,000 million (U.S.$2.3 million). This segment gives customers a variety of services, including consumer loans, credit cards, auto loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stock brokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, foreign trade services, leasing, factoring, and transactional services.


24%
27%

Middle-market
This segment serves companies and large corporations with annual sales exceeding Ch$2,000 million (U.S.$2.3 million). It also serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million (U.S.$0.9 million) with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also, companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.


5%
16%

Santander Corporate and Investment Banking (SCIB)
This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million (U.S.$11.7 million). The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, project finance, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage. This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market segment and Corporate Investment Banking. These include products such as short-term financing and fund raising, brokerage services, foreign exchange services, derivatives, securitization and other tailor-made products. The Treasury Division may act as broker to transactions and manages the Bank's trading fixed income portfolio.


0.2%
8%

Corporate Activities ("Other")
This segment mainly includes our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank's available-for-sale portfolio. This segment also manages capital allocation by unit. These activities, with the exception of our inflation gap, usually result in a negative contribution to income. In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

Results by segment

As of June 30, 2022

Accounting financial information:

	Retail Banking	Middle market	SCIB	Total segments
Net interest income[1]	566,938	189,870	71,094	827,902
Change YoY	9.7%	16.6%	54.8%	14.1%
Net fee and commission income	147,778	30,191	16,264	194,233
Change YoY	0.7%	30.3%	55.6%	7.7%
Total financial transactions, net	16,910	10,157	75,922	102,989
Change YoY	(6.2%)	(2.0%)	34.5%	21.4%
Core revenues	**731,625**	**230,219**	**163,279**	**1,125,124**
Change YoY	**7.4%**	**17.2%**	**44.7%**	**13.6%**
Provision for loan losses	(139,084)	(24,083)	(7,619)	(170,787)
Change YoY	**18.1%**	**(0.7%)**	**(267.0%)**	**24.3%**
Net operating profit from business segments	**592,541**	**206,136**	**155,660**	**954,337**
Change YoY	**5.1%**	**19.7%**	**32.6%**	**11.8%**
Operating expenses[2]	**(313,083)**	**(52,228)**	**(43,385)**	**(408,696)**
Change YoY	**1.3%**	**18.9%**	**19.1%**	**5.0%**
Net contribution from business segments	**279,459**	**153,907**	**112,276**	**545,641**
Change YoY	**9.7%**	**20.0%**	**38.7%**	**17.6%**

1. Includes net income from interest and readjustments
2. Includes personnel expenses, administrative expenses and depreciation.

Retail banking

Accounting financial information:

Activity

Ch$ million	Jun-22	Jun-22/ Dec-21	QoQ
Loans	26,329,088	2.1%	2.3%
Deposits	13,871,745	-6.1%	1.2%

Results

Ch$ million	Jun-22	YoY	1Q22	QoQ
Net income from interest and readjustments	566,938	9.7%	284,356	0.6%
Fees	147,778	0.7%	73,893	0.0%
Financial transactions	16,909	-6.2%	7,818	-14.0%
Total income	**731,625**	**7.4%**	**366,066**	**0.1%**
Provisions	-139,084	18.1%	-72,278	8.2%
Net operating income	**592,541**	**5.1%**	**293,788**	**-4.6%**
Expenses	-313,083	1.3%	-162,475	7.9%
Net contribution	**279,459**	**9.7%**	**131,314**	**-11.4%**

COMPOSITION


Middle income 18%
Mass income 1%
SMEs 16%
High income 65%

Business activity:

Santander seeks to grow retail banking in a responsible manner, with a focus on sustainability for our individual and SME customers. Some 77% of loans to individuals go to high-income earners, yet the Bank has an innovative strategy for mass income. Our Life Program, geared towards mass income, where they earn merits for their financial behavior continues to gain popularity. In the second quarter of this year, 59,366 Life current accounts were opened and the total number of bank clients closed the quarter at 4,001,163, which represents an increase of 3.5% YoY. In the quarter Superdigital continued to gain strength, providing an attractive alternative for semi or unbanked Chileans. At the end of June 2022, we had around 334,484 customers. During the last few months we have continued to extend alliances to different organizations and companies to promote Superdigital as a digital platform for their employees and/or clients.

Retail Banking volumes grew 2.1% compared to December 31, 2021 and 2.3% from 1Q22. Mortgage loans continued to increase 4.0% QoQ driven by the increase in the value of the UF while demand for new mortgages remained subdued. Auto loans continued to grow at a high rate, but this was offset by less dynamism in the rest of consumer products and a drop in SME loans.

On the other hand, deposits in this segment decreased 6.1%compared to December 31, 2021 and increased 1.2% QoQ, as demand deposits fell as the liquidity of our clients normalizes after the strong inflow of demand deposits during the pandemic due to state aid and pension fund withdrawals.

Performance:

The net contribution of retail banking increased 9.7% YoY. Margin increased 9.7% YoY due to a better funding mix and loan growth. Fees in this segment increased 0.7% led by Fees for cards that grew 7.1% due to greater usage and the increase in our client base. Provisions increased 18.1% YoY, which does not include additional provisions, due to the growth of the portfolio in the year and the normalization of asset quality of our consumer and mortgage loan books after historically low levels of non-performing loans due to the increase liquidity of our clients in recent periods. Operating costs increased 1.3% YoY, as the Bank continued with its digital transformation, leading to greater operating efficiencies.

Compared to 1Q22, the net contribution of retail banking decreased 11.4% QoQ. Margin increased 0.6% QoQ due to a better spread on consumer loans and offset by lower volumes of demand deposits. Fees in this segment were stable in the quarter with greater fees from insurance brokerage and asset management as well as an increase in current account fees. Provisions increased 8.2% QoQ, which does not include additional provisions, due to the growth of the portfolio in the year and the normalization of asset quality of our consumer and mortgage loan books after historically low levels of non-performing loans due to the increase liquidity of our clients in recent periods. Operating costs increased 7.9% QoQ mainly due to the effect of higher inflation and the depreciation of the Chilean peso, that increase our costs with suppliers as well as greater marketing costs related to our new products.

Middle market

Accounting financial information:

Activity

Ch$ million	**Jun-22**	**Jun-22/ Dec-21**	**QoQ**
Loans	9,077,013	6.6%	4.7%
Deposits	6,054,873	-2.8%	-6.2%

Results

Ch$ million	**Jun-22**	**YoY**	**2Q22**	**QoQ**
Net income from interest and readjustments	189,870	16.6%	95,692	1.6%
Fees	30,191	30.3%	14,356	-9.3%
Financial transactions	10,158	-2.0%	5,611	23.4%
Total income	**230,219**	**17.2%**	**115,660**	**1.0%**
Provisions	(24,084)	-0.7%	-18,897	264.4%
Net operating income	**206,136**	**19.7%**	**96,762**	**-15.1%**
Expenses	(52,229)	18.9%	-27,888	7.9%
Net contribution	**153,907**	**20.0%**	**68,874**	**-19.0%**

Business activity:

The portfolio of this segment grew 6.6% compared to December 31, 2021 and 4.7% QoQ, driven by greater economic activity, especially in sectors linked to foreign trade. Demand deposits and time deposits decreased 2.8% from December 31, 2021 and 6.2% QoQ as excess liquidity of these clients drained off in recent months. This segment focuses on total customer profitability through lending and non-lending activities.

Performance:

Net contribution from the Middle Market increased 20.0% in the six months ended June 30, 2022 compared to same period in 2021 with total revenues increasing 17.2% due to a 16.6% growth in margin due to a better spread on financing sources. Additionally, commissions increased by 30.3% in line with the greater activity of clients in payments and foreign trade as well as leasing, factoring and structuration of operations. Provisions in this segment decreased 0.7% YoY due to the liberation of provisions for particular clients that have decreased their risk or paid their debt as well as the recovery of written off debt, compensated by higher charge-offs. Expenses increased 18.9% mainly due to the higher technological expenses which are affected by the depreciation of the Chilean Peso..

Net contribution from the Middle Market decreased 19.0% QoQ as provisions increased to Ch$18,897 million due to a deterioration in the payment behavior of some clients in this segment and operating expenses increased 7.9% QoQ due to the higher personnel expenses mainly due to the effect of the increase in inflation on salaries and greater severance costs. This was compensated in part by a slight increase in margin of 1.6% QoQ mainly due to the growth of the loan book and greater results from financial transactions with totaled Ch$ 5,611 million in the quarter.

Santander Corporate & Investment Banking (SCIB)

Accounting financial information:

Activity

Ch$ million	Jun-22	Jun-22/ Dec-21	QoQ
Loans	2,713,772	20.1%	12.8%
Deposits	6,654,293	10.7%	5.7%

Results

Ch$ million	Jun-22	YoY	2Q22	QoQ
Net income from interest and readjustments	71,094	54.8%	37,327	10.5%
Fees	16,264	55.6%	8,259	3.2%
Financial transactions	75,922	34.5%	33,990	-18.9%
Total income	**163,279**	**44.7%**	**79,576**	**-4.9%**
Provisions	(7,619)	-267.0%	(7,334)	2470.8%
Net operating income	**155,660**	**32.6%**	**72,242**	**-42.4%**
Expenses	(43,385)	19.1%	(22,109)	3.9%
Net contribution	**112,276**	**38.7%**	**50,133**	**-19.3%**

Business activity:

During the quarter, demand for loans accelerated due to the economic reactivation and fewer financing opportunities in the local fixed income market. With this, the portfolio grew 20.1% from December 31, 2021 and 12.8% QoQ. Deposits increased 10.7% from December 31, 2021 and 5.7% QoQ due to more demand for time deposits which have become more attractive with the increases in the monetary policy rate..

Performance:

Total income from this segment increased 38.7% YoY, driven by a general increase in business in this segment. Net income from interest and readjustments increased by 54.8% YoY due to the increase in loans, in particular foreign trade loans, and a better spread on its financing sources. Also noteworthy is the YoY increase in customer treasury income of 34.5% and 55.6% in commissions. Provisions decreased 267.0% YoY despite the increase in loan volumes due to as a particular client improved their payment behavior and a couple of loans were sold, releasing provisions. Expenses increased 19.1% due to higher investment in the technologies that serve this segment and higher inflation and commercial activity.

Total income from this segment decreased 17.6% QoQ, driven by greater provisions in the quarter as there was a general deterioration of payment behavior in the quarter and a decrease in gains from customer treasury income after a strong increase in1Q22, with activity in market making showing volatility in line with the market expectations of economic factors. This was compensated in part by a 10.5% increase in net interest income due to the increase in loans and better mix of financing sources and a 16.9% increase in commissions as generated by greater financial advisory services such as structuration operations. Expenses in the quarter increased 3.9%, demonstrating good cost control as this was below inflation.

Corporate center / Financial Management

Accounting financial information:

Results

Ch$ million	Jun-22	YoY	2Q22	QoQ
Net income from interest and readjustments	129,650	(1.8%)	112,710	565.4%
Fees	(2,264)	(86.5%)	(1,685)	191.1%
Financial transactions	(3,733)	(72.4%)	(5,021)	(489.9%)
Total income	**123,653**	**24.0%**	**106,005**	**500.7%**
Provisions	8,184	(117.6%)	7,354	785.3%
Net operating income	**131,837**	**123.2%**	**113,358**	**473.5%**
Expenses	(8,286)	55.0%	(4,307)	8.3%
Net contribution	**123,551**	**130.0%**	**109,051**	**652.1%**

Comments on results:

The Bank's corporate center contributed $123,551 million to the Bank's results in the six month period ended June 30 2022, representing an increase of 130.0% YoY. This was mainly due to voluntary provisions established in 6M21 which were not repeated in 6M22. Also during the period we received less income from interest and readjustment due to an increase in the cost of the funding managed by the ALCO and lower fee income in this segment.

In 2Q22 results from the corporate center increased 652.1% mainly due to a 565.4% increase in income from interest and readjustments as the Bank increased the Bank's exposure to the UF in a high inflation environment.

Section 4: Balance sheet and results

Balance sheet

Loan growth led by corporates and consumer

Total loans increased 3.8% QoQ and 4.4% since December 31, 2021. Loan demand was driven by high yielding auto loans and credit card loans. Loan growth was also significantly influenced by the translation gains produced by the high UF inflation in the quarter (+4.3%) over loans denominated in UF and the translation gains produced by the depreciation of the Chilean peso against the US$ (17.6% QoQ) for loans denominated in foreign currency. Approximately 20% of our commercial loan book is denominated in foreign currency, mainly US$ and 50% of our loans are denominated in UFs, mainly mortgage loans.

Accounting financial information:

Loans by segment

		YTD		Change %	
($mn)	Jun-22	Mar-22	Dec-21	Jun-22/Mar-21	Jun-22/Dec-21
Consumer loans	5,100,573	5,023,362	4,948,696	1.5%	3.1%
Santander Consumer (auto)	836,060	794,451	723,075	5.2%	15.6%
Other consumer loans	4,264,513	4,228,911	4,225,620	0.8%	0.9%
Residential mortgage loans	14,723,306	14,158,430	13,738,896	4.0%	7.2%
SME	**4,079,696**	**4,201,864**	**4,645,806**	**(2.9%)**	**-12.2%**
Retail banking[1]	**26,329,088**	**25,749,119**	**25,784,719**	**2.3%**	**2.1%**
Middle-market	**9,077,013**	**8,665,425**	**8,511,500**	**4.7%**	**6.6%**
Corporate & Investment banking (SCIB)	**2,713,772**	**2,405,864**	**2,260,031**	**12.8%**	**20.1%**
Others[2]	**112,289**	**29,279**	**72,454**	**283.5%**	**55.0%**
Total loans[3 4]	**38,232,162**	**36,849,688**	**36,628,704**	**3.8%**	**4.4%**

1. Includes consumer loans, residential mortgage loans and SME loans.
2. Others includes other non-segmented loans, interbank loans and loans at fair value through other comprehensive income. See note11 and 13 of the financial statements.
3. Total gross loans.
4. The clients included in each business segment are constantly revised and reclassified if a client no longer meets the criteria for the segment, they are in. Therefore, variations of loan volumes and profit and loss items reflect business trends as well as client migration effects.

During the quarter our SCIB segment experienced strong growth of 12.8% in the last quarter and 20.1% since December 31, 2021 as large corporates sought financing through corporate loans as the local fixed income market continues to be illiquid after the pension fund withdrawals. This growth was also influenced by the translation gains caused by the depreciation of the peso and the high UF inflation rate in the quarter. These factors also drove loan growth in our Middle Market segment loans increasing 10.2% YoY and 4.7% QoQ. Our strategy with these

segments continues to focus on the overall profitability of these clients, focusing on non-lending activities such as cash management and treasury products.

Loans in Retail banking grew 2.3% QoQ and 2.1% since December 31, 2021. Consumer loans increased 1.5% QoQ and 3.1% YTD. This was driven by a 5.2% QoQ increase in Santander Consumer, our subsidiary that sells auto loans and a 7.4% QoQ increase in credit card loans following several quarters of contractions as household liquidity levels have begun to normalize and greater demand for travel and leisure which boosts credit card loans. Demand for new mortgage loan origination has fallen as inflation and rates have increased. On the other hand, the UF inflation rate 4.3% in the quarter also resulted in a positive conversion impact on mortgage loans, as most of these loans are denominated in UF. Regarding SMEs, demand for new loans remains subdued after a strong increase in 2020 and 2021 for the Fogape and Fogape Reactiva loan programs.

Financial investments

Accounting financial information:

Financial investments

		YTD		Change %	
($mn)	Jun-22	Mar-22	Dec-21	Jun-22/Dec-21	Jun-22/Mar-22
Trading	83,899	92,548	73,348	14.4%	(9.3%)
Available for sale	6,020,627	4,022,574	5,900,278	2.0%	49.7%
Held-to-collect	4,581,663	4,732,869	4,691,730	(2.3%)	(3.2%)
Total	**10,686,189**	**8,847,990**	**10,665,356**	**0.2%**	**20.8%**

Since the onset of the pandemic, the Bank has seen an important increase in two funding sources: (i) demand deposits and (ii) the Central Bank Credit Lines. Both sources of funds have contributed to improving the Bank's funding mix and haven been used to fund lending activities, especially to SMEs through the FOGAPE program.

At the same time, the expansion of demand deposits has triggered the technical reserve requirement. To the extent that the aggregate amount of demand deposits exceeds 2.5 times a bank's regulatory capital, a bank must maintain a 100% reserve against them with the Central Bank. As of June 30, 2022, the Central Bank required us to maintain an additional technical reserve of Ch$2,050,493 million.

Moreover, the utilization of the Central Bank Credit lines also requires us to set aside collateral. The instruments used as collateral for the Central Bank lines and the technical reserve have been highly rated loans and Central Bank bonds. As a result of these factors, in 2021, in Chilean GAAP and in line with IAS 39, the Bank reclassified Ch$4.7 billion of AFS to the investment portfolio Held to Collect (HTC). The instruments included as HTC are being

used as collateral for the Central Bank Credit Lines with a maturity similar to four years and as a technical reserve in the Central Bank.

Total deposits increase 2.1% QoQ. Clients shift from demand to time deposits as rates rise

Accounting financial information:

Funding

	YTD			Change %	
($mn)	**Jun-22**	**Mar-22**	**Dec-21**	**Jun-22/Dec-21**	**Jun-22/ Mar-22**
Demand deposits	15,725,629	16,880,011	17,900,917	(12.2%)	(6.8%)
Time deposits	11,893,299	10,159,808	10,131,056	17.4%	17.1%
Total Deposits	**27,618,928**	**27,039,819**	**28,031,973**	**(1.5%)**	**2.1%**
Mutual Funds brokered[1]	8,012,866	7,770,152	7,891,967	1.5%	3.1%
Bonds[2]	9,311,347	8,333,637	8,322,475	11.9%	11.7%
Central Bank lines	5,400,839	5,475,732	5,611,439	(3.8%)	(1.4%)
Liquidity coverage ratio[3]	153.3%	146.4%	148.9%		
Net stable funding ratio[3]	108.0%	112.6%	110.8%		

1. Banco Santander Chile is the exclusive broker of mutual funds managed by Santander Asset Management S.A. Administradora General de Fondos, a subsidiary of SAM Investment Holdings Limited. This figure does not form part of the Consolidated Financial Statements of the Bank.
2. Includes regulatory capital financial instruments (AT1 and Tier 2).
3. Calculated according to Chilean regulations

During the quarter, the Central Bank continued to raise the monetary policy rate (MPR) from 7.0% to 9.0% at the end of June (currently at 9.75%). We expect the MPR will reach 10% in the coming months.

This rise in rates had a direct impact on our funding mix. The Bank's total deposits increased 2.1% QoQ and decreased 1.5% compared to December 31, 2021. In the quarter, demand deposits decreased 6.8% QoQ and 12.2% compared to December 31 2021 as the increase in rates drove our clients to switch to more attractive time deposits which grew 17.1% QoQ, especially among individuals and SMEs.

BIS ratio at 16.2%. Core capital ratio reaches 9.6% and ROE of 28.7% in 1H22.

Accounting financial information:

Equity

($mn)	Jun-22	YTD Mar-22	Dec-21	Change % Jun-22/Dec-21	Jun-22/Mar-22
Capital	891,303	891,303	891,303	--%	--%
Reserves	2,871,772	2,561,789	2,557,815	12.3%	12.1%
Valuation adjustment	(520,608)	(445,904)	(354,364)	46.9%	16.8%
Retained Earnings:					
Retained earnings prior periods	(13,765)	774,959	-	--%	--%
Income for the period	521,257	235,743	778,933	(33.1%)	121.1%
Provision for dividends, payments of interests and reappreciation of issued regulatory capital financial instruments	(161,539)	(312,478)	(238,770)	(32.3%)	(48.3%)
Equity attributable to equity holders of the Bank	**3,588,420**	**3,705,411**	**3,634,917**	**(1.3%)**	**(3.2%)**
Non-controlling interest	102,293	98,298	94,360	8.4%	4.1%
Total Equity	**3,690,713**	**3,803,709**	**3,729,277**	**(1.0%)**	**(3.0%)**

Total equity reached Ch$ 3,690,713 million as of June 30, 2022. At the Annual Shareholder's Meeting held April 27, 2022, a dividend of 60% of 2021's net income was approved and the remaining 40% of 2020 net income was assigned to reserves. The Bank's **ROAE** was 31.7% in 2Q22 compared to 25.6% in 1Q22 and the YTD ROAE reached 28.7% in 1H22 compared to the ROAE of 22.5% YTD for 2021.

Non-accounting financial information:

Capital adecuacy and ROAE

($mn)	Jun-22	YTD Mar-22	Dec-21	Change % Jun-22/Dec -21	Jun-22/Mar-22
Core Capital	3,690,712	3,803,709	3,494,580	5.6%	(3.0%)
AT1	1,023,706	908,830	971,832	5.3%	12.6%
Tier I	**4,714,419**	**4,712,539**	**4,466,412**	**5.6%**	--%
Tier II	1,499,637	1,426,781	1,310,419	14.4%	5.1%
Regulatory capital	**6,214,056**	**6,139,321**	**5,776,831**	**7.6%**	**1.2%**
Risk weighted assets	**38,370,970**	**36,483,249**	**37,936,332**	**1.1%**	**5.2%**
Core Capital ratio	9.6%	10.4%	9.2%		
Tier I ratio	12.3%	12.9%	11.8%		
Tier II ratio	3.9%	3.9%	3.5%		
BIS ratio	16.2%	16.8%	15.2%		
Quarterly ROAE	**31.7%**	**25.6%**	**26.7%**		
YTD ROAE	**28.7%**	**25.6%**	**22.5%**		

Important note: the numbers in the above table for 2021 do not include changes from the new accounting compendium from the FMC.

Risk-weighted assets (RWA) increased by 1.1% compared to December 31, 2021 due to the implementation of Basel III, which from December 2021 includes weighted assets for operational and market risk. The approved dividend payment of 60% of 2021 profits attributable to owners of the Bank in April 2022 led to the quarterly decrease in our capital ratios, however this was mitigated by the positive impact of the Bank's high ROE. The Bank's core capital ratio reached 9.6% at the end of June 2022 and the total BIS III ratio reached 16.2%.

Results

Income from interests and readjustments in 2Q22 increased 22.2% YoY

Accounting financial information:

Income from interest and readjustment

	YTD		Chg %	Quarterly			Chg %	
Ch$ million	Jun-22	Jun-21	Jun-22/ Jun-21	2Q22	1Q22	2Q21	2Q22/ 2Q21	2Q22/ 1Q22
Net interest income	353,136	740,912	(52.3%)	131,328	221,808	375,077	(65.0%)	(40.8%)
Net readjustment income	604,416	116,586	418.4%	398,757	205,658	58,711	579.2%	93.9%
Total net income from interest and readjustment	957,552	857,498	11.7%	530,085	427,466	433,788	22.2%	24.0%

Non-accounting financial information:

Net interest margin indicators

	YTD		Chg %	Quarterly			Chg %	
Ch$ million	**Jun-22**	**Jun-21**	**Jun-22/ Jun-21**	**2Q22**	**1Q22**	**2Q21**	**2Q22/ 2Q21**	**2Q22/ 1Q22**
Average interest-earning assets	46,858,334	41,576,677	12.7%	47,228,915	46,154,793	41,718,056	13.2%	2.3%
Average loans	37,264,476	34,361,334	8.4%	37,470,231	36,642,558	34,547,870	8.5%	2.3%
Avg. net gap in inflation indexed (UF) instruments[1]	8,893,232	6,105,901	45.6%	9,459,309	8,348,914	5,850,824	61.7%	13.3%
Interest earning asset yield[2]	7.9%	5.1%		9.4%	6.5%	5.1%		
Cost of funds[3]	4.0%	1.0%		5.1%	2.9%	2.2%		
Net interest margin (NIM)[4]	4.1%	4.1%		4.5%	3.7%	4.2%		
Inflation rate[5]	6.8%	2.2%		4.3%	2.4%	1.1%		
Central Bank reference rate	9.0%	0.5%		9.0%	7.0%	0.5%		

1. The average gap between assets and liabilities indexed to Unidades de Fomento (UF), an inflation-indexed unit.
2. Interest income divided by average interest earning assets.
3. Interest expense divided by the sum of interest bearing liabilities and demand deposits.
4. Net interest income divided by average interest earning assets.
5. Inflation measured as the variation in the UF in the period.

Net interest income (NII) increased 11.7% in 1H22 compared to 1H21. This rise in NII was driven by the 12.7% rise in average interest earning assets and the higher inflation rate.

For the six-month period ended June 30, 2022, the UF variation reached 6.8% compared to 2.2% in 1H21. Given these conditions the Bank has been actively increasing the difference between interest generating assets indexed to the UF and liabilities indexed to the UF, which reached Ch$ 8,893,232 million in 1H22. This drove Net readjustment income, which is NII from inflation linked assets, upwards by 418.4% YoY in 1H22. This was partially offset by the higher interest rate environment. In the first half of 2022, the Central Bank continued to tighten monetary policy and the MPR, reached 9.0% at the end of June compared to 0.5% in 1H21. The Bank has a shorter duration of interest-bearing liabilities than interest earning assets and, therefore, when rates rise abruptly our liabilities reprice quicker than our assets, pushing margins downwards. As a result, our NII from nominal yield assets and liabilities decreased 40.8%. All-in our net interest margin (NIM) in 1H22 reached 4.1%, flat compared to our NIM in 1H21.

In 2Q22, total NII increased 24.0% QoQ and 22.2% YoY. The variation of inflation measured by the variation of the UF was 4.3% compared to 2.4% in 2Q22 and 1.1% in 2Q21. This higher inflation rate and a wider UF gap drove NII in the quarter despite rising interest rates. For this reason the Bank's NIM reached 4.5% in 2Q22 compared to 3.7% in 2Q22 and 4.2% in 1Q21.

In July, the Central Bank increased the MPR to 9.75%, r which should put downward pressure on NIMs. Moreover, UF inflation should start to decelerate from current levels. For this reason, our NIM expectation for the full year is 3.5%-3.7%.

Cost of credit at 0.9% YTD and coverage at 227.8% as asset quality starts to normalize

Accounting financial information:

Provisions

	YTD		% Chg.	Quarterly			% Chg.	
Ch$ million	**Jun-22**	**Jun-21**	**Jun-22/ Jun-21**	**2Q22**	**1Q22**	**2Q21**	**2Q22/ 2Q21**	**2Q22/ 1Q22**
Provisions for credit risk for interbank loans and loans[1]	(202,695)	(169,003)	19.9%	(116,081)	(86,614)	(88,768)	30.8%	34.0%
Special provisions for credit risk[2]	(4,797)	(44,814)	(89.3%)	(1,879)	(2,918)	(20,599)	(90.9%)	(35.6%)
Gross provisions	**(207,492)**	**(213,816)**	**(3.0%)**	**(117,960)**	**(89,531)**	**(109,367)**	**7.9%**	**31.8%**
Recovery of written-off loans	45,246	35,674	26.8%	27,146	18,100	18,738	44.9%	50.0%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(356)	75	(576.9%)	(341)	(15)	105	(425.7%)	2156.6%
Provisions for credit risk	**(162,603)**	**(178,068)**	**(8.7%)**	**(91,156)**	**(71,447)**	**(90,524)**	**0.7%**	**27.6%**

1. Includes write-offs.
2. Includes additional voluntary provisions and provisions for contingent loans.

Non- accounting financial information:

Asset quality indicators and cost of credit

	YTD		Quarterly		
	Jun-22	Jun-21	2Q22	1Q22	2Q21
Cost of credit[1]	0.87%	1.03%	0.97%	0.78%	1.05%
Expected loss ratio (LLA / total loans)	2.7%	2.8%	2.7%	2.6%	2.8%
NPL ratio (90 days or more overdue/ total loans)	1.5%	1.3%	1.5%	1.3%	1.3%
Impaired loan ratio (impaired loans / total loans)	4.7%	4.9%	4.7%	4.5%	4.9%

Coverage of NPLs[2]	**227.8%**	**252.2%**	**227.8%**	**278.6%**	**252.2%**

1. Annualized provision expense divided by average loans.
2. Balance sheet provisions include additional provisions over non-performing loans

During the Covid-19 pandemic, asset quality benefited from state aid and the pension fund withdrawals leading to a positive evolution of asset quality. As the economy slows down and excess household liquidity returns to normal levels, asset quality levels should also gradually return to pre-pandemic levels. This was visible in 1H22 and the non-performing loan (NPL) ratio increased from 1.3% in 1Q22 to 1.5% in 2Q22. It is important to highlight that the impaired loan ratio continues stable. NPLs include loans that are 90 days or more overdue, why impaired loans include loans that are 90 days or more overdue and loans that have been renegotiated. The impaired loan ratio only increased from 4.5% in 1Q22 to 4.7% in 2Q22, though still below the 4.9% in 2Q21. Coverage remains high at 227.8% in 2Q22, and the Bank has not reversed any voluntary provisions recognized during 2020 and 2021.

Provisions for credit risks totaled Ch$ 162,602 million in the six-month period ended June 30, 2022, a decrease of 8.7% compared to the same period in 2021, when the Bank constituted voluntary provisions for Ch$ 42,000 million which was not repeated in 2022. The cost of credit in 1H22 reached 0.9% compared to 1.0% in 1H21.

In the quarter, provisions for credit risk increased 0.7% compared to 2Q21 and 27.6% compared to 1Q22. Provisions for credit risk for banks and loans and accounts receivable from customers increased 8.0% YoY and 2.1% QoQ due mainly to a higher credit losses among individuals and in the Middle Market segment. On the other hand, special provisions for credit risk fell significantly compared to the previous year as the Bank did not recognize additional provisions in 2022, unlike in 2021. With these results, the cost of credit in 2Q22 reached 1.0% compared to 0.8% in 1Q22 and 1.1% in 2Q21. We expect the cost of risk for 2022 to be in the range of 0.9%-1.0%.

Accounting financial information:

Provisions for credit risk by product

	YTD		**% Chg.**	**Quarterly**			**% Chg.**	
Ch$ million	**Jun-22**	**Jun-21**	**Jun-22/ Jun-21**	**2Q22**	**1Q22**	**2Q21**	**2Q22/2Q21**	**2Q22/1Q22**
Consumer loans	(54,896)	(50,738)	8.2%	(47,436)	(7,460)	(32,371)	46.5%	535.9%
Commercial loans	(68,212)	(62,918)	8.4%	(36,640)	(31,572)	(51,386)	(28.7%)	16.1%
Residential mortgage loans	(39,495)	(64,412)	(38.7%)	(7,080)	(32,415)	(6,767)	4.6%	(78.2%)
Total Provision for loan losses	**(162,603)**	**(178,068)**	**(8.7%)**	**(91,156)**	**(71,447)**	**(90,524)**	**0.7%**	**27.6%**

Provisions for credit losses for consumer loans increased 8.2% in 1H22 compared to the same period in 2021. The consumer NPL ratio increased from 0.9% in June 2021 to 1.3% in June 2022 resulting in a decrease of coverage from 673.6% to 435.2% as our clients benefitted from state aid and pension fund withdrawals in 1H21 and led to an improvement in payment behavior. These one-off events were not repeated in 1H22 and therefore their payment behavior has started to normalize. Meanwhile the consumer impaired consumer ratio continues with a favorable trend, reaching 3.2% in June 2022, below the 4.1% in June 2021.

Compared to 1Q22 net provisions for consumer loans increased 535.9% in 2Q22 and 46.5% compared to 2Q21 and. The consumer NPL ratio increased from 1.0% in 1Q22 to 1.3% in 2Q22, resulting in a decrease of coverage from 520.1% in 1Q22 to 435.2% in 2Q22, though still representing a high level of coverage for this portfolio. The consumer impaired consumer ratio increased slightly from 3.1% in 1Q22 to 3.2% in 2Q22.

Net provisions in the mortgage portfolio decreased 38.7% in the six months ended June 30, 2022 compared to the same period in 2021. The mortgage NPL ratio increased slightly from 0.8% in 1H21 to 0.9% in 1H22 while the impaired ratio of the mortgage loan book improved from 3.1% in 1H21 to 2.9% in 1H22. Coverage remained stable compared to 1H21 at 84.1%.

Compared 1Q22 net provisions for mortgage loans decreased 78.2% in 2Q22. The mortgage NPL ratio increased from 0.6% in 1Q22 to 0.9% in 2Q22 while the impaired ratio of the mortgage loan book remained stable at 2.9%. As a reminder, the Bank increased coverage of this portfolio in 1Q22, reaching a coverage of 132.3% in anticipation of future write-offs in the next two years in line with our view that high interest rates and higher inflation could affect the quality of this product's portfolio. With the increase in NPLs in the quarter, coverage of this portfolio has decreased to 84.1%.

Provision expense for commercial loans increased 8.4% in the six months ended June 30, 2022, compared to the same period in 2021 with the commercial NPL ratio increased slightly from 0.8% in 1H21 to 0.9% in 1H22 and the impaired ratio of the commercial loan book marginally increased from 6.4% in 1H21 to 6.5% in 1H22. With this NPL coverage of this portfolio remained stable compared to 1H21 at 244.9%.

Compared to 1Q22 net provisions for commercial loans increased 16.1% in 2Q22 and decreased 28.7% compared to 2Q21. In 2Q21 the Bank established Ch$18 billion in additional provisions for the commercial portfolio that was not repeated in 2Q22. Due to the excess liquidity in recent periods, asset quality had improved significantly. In 2Q22 the payment behavior of our clients started to normalize and the impaired commercial loan ratio increased from 6.1% in 1Q22 to 6.5% in 2Q22 and the commercial NPL ratio increased from 1.7% in 1Q22 to 1.9% in 2Q22.

For more information on credit risk and asset quality see Section 7: Risk.

Fees increase 17.3% compared to the same period in 2021 driven by growth in client base and higher usage

Fee income increased 17.3% in the six months ended June 30, 2022 compared to the same period in 2021 and increased 17.4% in 2Q22 compared to 2Q21. Fees in the quarter continued to show healthy signs of growth driven by customer growth and increased product usage.

By product, the evolution of fees was the following:

Accounting financial information:

Fees by product

	YTD		% Chg.	Quarterly			% Chg.	
Ch$ million	Jun-22	Jun-21	Jun-22/Jun-21	2Q22	1Q22	2Q21	2Q22/2Q21	2Q22/1Q22
Card fees	48,234	45,032	7.1%	22,735	25,499	21,871	3.9%	(10.8%)
Asset management	27,141	22,465	20.8%	13,963	13,178	11,314	23.4%	6.0%
Insurance brokerage	24,900	20,773	19.9%	13,957	10,943	10,544	32.4%	27.5%
Guarantees, pledges and other contingent op.	17,366	17,988	(3.5%)	9,025	8,340	11,224	(19.6%)	8.2%
Collections	26,665	12,597	111.7%	12,616	14,049	3,883	224.9%	(10.2%)
Current accounts	24,070	18,636	29.2%	12,669	11,401	9,517	33.1%	11.1%
Getnet	9,170	1,018	800.7%	5,786	3,384	984	487.8%	71.0%
Prepayment of loans	6,784	11,597	(41.5%)	2,587	4,196	5,831	(55.6%)	(38.3%)
Others	7,639	13,483	(43.3%)	1,484	6,155	5,621	(73.6%)	(75.9%)
Total fees	**191,969**	**163,589**	**17.3%**	**94,822**	**97,145**	**80,789**	**17.4%**	**(2.4%)**

Card fees increased 7.1% in 1H22 compared to the same period in 2021 and 3.9% in the quarter compared to 2Q21 due to the growth of our Life debit cards and Superdigital prepaid cards, as well as increased use by all our card-using customers. It is important to note that in July 2021, the regulations to establish the interchange fee were enacted. A technical committee had six months to determine the interchange fee levels and this will be reviewed every 3 years. In February of this year the new maximum rates were published: 1.48% for credit cards, 0.6% for debit cards and 1.04% for prepaid cards. The Bank estimates that the implementation of these maximum rates will have a negative impact on this commission line of approximately $29 billion in 2022 and explains the 10.8% decrease in card fees in 2Q22 compared to 1Q22 and the 2.4% QoQ total fall in fees in the same period.

Getnet, our new acquisitions business that launched in 1Q21 has continued to grow, reaching over 110,000 POS machines, and providing Ch$ 5,786 million in fee income in the quarter and Ch$9,170 million year-to-date. In the second quarter, Getnet has already started to generate net profits, just over a year since its launch.

Current account fees increased by 29.2% in1H22 compared to the same period in 2021 and 33.1% in 2Q22 compared to 2Q21 and 11.1% in 1Q22. Growth in account openings continued to grow strongly during the quarter In general, as of April 2022, the latest data available, in the last twelve months Santander Chile had net account openings of 517,686 compared to 1,009,311 net openings for the rest of the banking system. This indicates that until April 2022, Santander Chile represented 33.9% of all account openings in Chile. The overall share of the current account market increased to 29.1%, up from 27.1% in April 2021. Furthermore, this includes a strong increase in demand from clients for current accounts in US$. Clinets can now digitally open a current account in US$ through our Santander Life platform in a few easy step. We have opened some 59,000accounts in the last 12 months to reach a total of 108,070 current accounts in US$, reaching a total market share of 34.5% in these accounts.

Collection commissions grew by 111.7% in 1H22 compared to the same period last year and 224.9% in 2Q22 compared to 2Q21 due to higher commissions for transfers and payment orders and collection of customer receivables. Insurance brokerage increased by 19.9% in the six months ended June 30, 2022 compared to the same period in 2021 and 32.4% in 2Q22 compared to 2Q21 and 27.5% compared to 1Q22 driven by auto insurance and driven by our Insurtech platforms such as Autocompara and Klare. The Bank's online auto insurance brokerage business, Autocompara, continued to show strong growth as auto sales across the country expanded aggressively.

Loan prepayment commissions decreased 41.5% in1H22 compared to the same period in 2021 and in 2Q22 decreased 55.6% compared to 2Q21 and 38.3% compared to 1Q22 as excess liquidity of Chilean households from the Covid-19 state aid measures and pension fund withdrawals drained off, resulting in less demand from our clients to prepay debt compared to previous quarters.

Solid client treasury income with net financial results increasing 43.2% YTD.

Accounting financial information:

Net financial results

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	Jun-22	Jun-21	Jun-22/ Jun-21	2Q22	1Q22	2Q21	2Q22/ 2Q21	2Q22/ 1Q22
Financial assets and liabilities for trading	(58,613)	7,029	(933.8%)	(76,318)	17,706	(18,455)	313.5%	(531.0%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	16,113	2,232	622.1%	2,021	14,092	3,003	(32.7%)	(85.7%)

Changes, readjustments and hedge accounting in foreign currency	141,756	60,029	136.1%	116,695	25,060	55,529	110.2%	365.7%
Net financial results	**99,256**	**69,290**	**43.2%**	**42,398**	**56,858**	**40,077**	**5.8%**	**(25.4%)**

The **net financial results** recorded a gain of Ch$ 99,256 million in 1H22, an increase of 43.2% compared to1H21 mainly due to greater gains from readjustments and hedge accounting in foreign currency. In 2Q22 net financial results increased 5.8% compared to 2Q21 mainly due to gains from readjustments and hedge accounting in foeign currency however decreased 25.4% compared to 1Q22 mainly due to a loss from financial assets and liabilities for trading. In order to understand these lines more clearly, they are presented by business area in the following table:

Net financial results by business

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	Jun-22	Jun-21	jun-22/jun-21	2Q22	1Q22	2Q21	2Q22/2Q21	2Q22/1Q22
Client	104,800	87,140	20.3%	49,756	55,044	44,822	11.0%	(9.6%)
Non- client[1]	(5,544)	(17,850)	(68.9%)	(7,358)	1,814	(4,744)	55.1%	(505.7%)
Net financial results	**99,256**	**69,290**	**43.2%**	**42,398**	**56,858**	**40,078**	**5.8%**	**(25.4%)**

1. Non client treasury income. These results includes interest income and the mark-to-market of the Bank's trading portfolio, realized gains from the Bank's available for sale portfolio and other results from our Financial Management Division.

Revenues from client treasury services reached a profit of Ch$ 104,800 million 1H22, an increase of 20.3% 1H21. The movement of client treasury revenues, which generally constitutes most of our treasury revenues, reflects customer demand for treasury products such as spot currency purchases, forwards and other more complex treasury products. In 1Q22 there was a strong positive flow of institutional and corporate clients in the swaps and inflation market driven by the high CPI data and contributed to the strong results in 1H22 compared to 1H21. Non-client treasury totaled a loss of Ch$ 5,544 million in 1H22 compared to a loss of Ch$ 17,850 million in 1H21. During 2021, the Bank's Financial Management Division carried out several liability management operations to adapt the balance sheet to the new environment of rate hikes, which resulted in initial losses in 2021.

Compared to 1Q22, the strong demand for client treasury products was not repeated to the same extent in 2Q22, this led to a decrease of 9.6% QoQ from client treasury services which totaled Ch$ 42,398 million in the quarter. This was compensated by greater demand for foreign currency by corporate clients due to the volatility of the US$ /CLP exchange rate in recent months. In 2Q22, non-client treasury totaled a loss of Ch$ 7,358 million, as the Bank's Financial Management Division continued to carry out liability management operations, mainly bond buybacks in order to improve the margin outlook as short-term interest rates continue to rise.

Operating expenses increased 8.5% YTD, below inflation and with an efficiency ratio of 37.9%.

Operating expenses increased 8.5% in 1H22 compared to the same period in 2021 and in 2Q22 increased 14.7% compared to 2Q21 and 15.8% compared to 1Q22 reflecting the effect of sustained high inflation, however the Bank's efficiency ratio remained mainly stable, reaching 37.9% YTD and 38.0% in 2Q22. The Bank continues to advance in the execution of its investment plan of US$260 million for the years 2022-2024 with a focus on digital initiatives both on the front and back-end.

Accounting financial information:

Operating expenses

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	Jun-22	Jun-21	Jun-22/ Jun-21	2Q22	1Q22	2Q21	2Q22/ 2Q21	2Q22/ 1Q22
Personnel expenses	(208,797)	(200,659)	4.1%	(111,251)	(97,546)	(103,789)	7.2%	14.1%
Administrative expenses	(144,102)	(135,686)	6.2%	(73,059)	(71,043)	(66,264)	10.3%	2.8%
Depreciation and amortization	(64,083)	(58,324)	9.9%	(32,469)	(31,614)	(30,595)	6.1%	2.7%
Other operating expenses	(57,534)	(42,712)	34.7%	(37,848)	(19,686)	(21,486)	167.8%	192.3%
Impairment	-	-	--%	-	-	-	--%	--%
Operating expenses	**(474,516)**	**(437,381)**	**8.5%**	**(254,627)**	**(219,889)**	**(222,134)**	**14.6%**	**15.8%**

Non- accounting financial information:

Other indicators of productivity and efficiency

	YTD		Chg. %	Quarterly			Chg. %	
Ch$ million	Jun-22	Jun-21	Jun-22/ Jun-21	2Q22	1Q22	2Q21	2Q22/ 2Q21	2Q22/ 1Q22
Branches	**310**	**344**	**(9.9%)**	**310**	**324**	**344**	**(9.9%)**	**(4.3%)**
Traditional	208	230	(9.6%)	208	219	230	(9.6%)	(5.0%)
WorkCafé	69	60	15.0%	69	69	60	15.0%	0.0%
Middle market centers	7	7	0.0%	7	7	7	0.0%	0.0%
Select	8	19	(57.9%)	8	9	19	(57.9%)	(11.1%)
Employees	**9,541**	**10,240**	**(6.8%)**	**9,541**	**9,854**	**10,240**	**(6.8%)**	**(3.2%)**
Efficiency ratio[1]	**37.9%**	**40.0%**	**213bp**	**38.0%**	**37.8%**	**39.9%**	**+193bp**	**-21bp**
Volume per branch (Ch$mn)[2]	212,423	186,503	13.9%	212,423	197,190	186,503	13.9%	7.7%
Volume per employee (Ch$ mm)[3]	6,902	6,265	10.2%	6,902	6,484	6,265	10.2%	6.5%
Costs / Assets[4]	1.5%	1.6%	+7bp	1.6%	1.4%	1.6%	+1bp	-13bp

1. Operating expenses divided by operating income
2. Loans + Deposits divided by branches (point of sale).
3. Loans + Deposits divided by employees
4. Annualized operating expenses / average total assets

Personnel expenses increased 4.1% in 1H22 compared to the same period in 2021 and increased 7.2% compared to 2Q21 and 14.1% compared to 1Q22, reflecting the rise in inflation and the consequent readjustment of salaries. Headcount fell 6.8% compared to 2Q21 and 3.2% compared to 1Q22 in line with the reduction in branches in the quarter. Volumes (loans plus deposits) per branch increased 13.9% YoY and volumes per employee grew 10.2% YoY. This increase in productivity is a reflection of the strength of our digital channels and a higher level of automation in different cost centers.

Administrative expenses increased 6.2% in 1H22 compared to the same period in 2021, and increased 10.3% in 2Q22 compared to 2Q21 and 2.8% compared to 1Q22. During the quarter, the Bank had higher expenses related to the maintenance of fixed assets and an increase in spending on IT and communications, as it continues to focus on improving digital platforms for our customers and employees. The strong increase in the client base also influenced the increase in administrative expenses as well as the increase in inflation and the depreciation of the Chilean peso of 17.6% compared to March 2022 and 26.0% compared to June 2021 as a significant percentage of IT, communications and outsourced data processing expenses are denominated in US$.

Amortization expenses increased 9.9% in 1H22 compared to the same period in 2021 and in 2Q22 increased 6.1% compared to 2Q21 and 2.7% compared to 1Q22 mainly due to higher software amortization due to digital banking developments as part of our plan to improve productivity.

Other operating expenses increased 30.1% in 1H22 compared to the same period in 2021 and in 2Q22 increased 160.2% compared to 2Q21 and 192.3% compared to 1Q22. This increase was mainly due to higher provisions for non-credit contingencies and for operational risk in the quarter mainly related to future severance payments. Furthermore compared to 1H21 there were higher expenses in cybersecurity insurance expenses as the Bank increases its client base and higher expenses related to our joint venture with our main partner in the financing of auto loans, Astara (former SK Bergé), through our subsidiary Santander Consumer. This cost is recognized in Other operating expenses. It should be noted that, despite the higher expense in this line, Santander Consumer's results grew 52.0% year-on-year, totaling Ch$13,492 million in the six months ended June 30, 20222.

Other operating income, income from investments in companies and taxes

In these items we highlight the higher result from investments in companies due to the better results of Transbank in the quarter. As a reminder, we have a 25% stake in Transbank, and the Bank is in the process of selling their stake in this company. Our investment in Transbank was recognized as a discontinued operation since June 2019, but because the sale has been delayed, in 4Q21 the Bank re-recognized Transbank's results as Income from investments in associates. During 2021 Transbank recognized operating losses due to the evolution of the payment market.

Accounting financial information:

Other operating income and taxes

	YTD		Chg. %	Quarterly			Chg. %	
$ millones	Jun-22	Jun-21	Jun-22/ Jun-21	2Q22	1Q22	2Q21	2Q22/ 2Q21	2Q22/ 1Q22
Other operating income	1,241	740	67.6%	1,020	221	325	282.1%	460.6%
Income from investment in associates	4,393	925	375.0%	3,033	1,360	622	606.6%	223.1%
Results from non-current assets and non-continued operations	(1,953)	841	(332.2%)	(1,053)	(900)	595	(428.4 %)	117.0%
Income tax	**(86,146)**	**(103,584)**	**(16.8%)**	**(35,036)**	**(51,110)**	**(53,970)**	**59.6%**	**68.5%**
Effective tax rate	**14.0%**	**21.7%**		**10.8%**	**17.6%**	**22.2%**		

Income tax expense in 1H22 totaled Ch$ 86,146 million, a decrease of 16.8% compared to the same period in 2021. In 2Q22, income tax expense totaled Ch$ 35,036 million, a decrease of 59.6% compared to 2Q21 and 68.5% compared to 1Q22. For tax purposes, our capital must be updated for CPI inflation, therefore, when CPI inflation is high, the effective tax rate tends to be lower.

Non-accounting financial information:

Taxes YTD[1]

			Change %
$ millones	Jun-22	Jun-21	Jun-22/Jun-21
Income before tax	615,340	477,434	**28.9%**
Price level restatement of capital[1]	(337,295)	(109,832)	207.1%
Other permanent differences, deferred taxes	41,014	16,042	155.7%
Adjusted income before tax	**319,059**	**383,644**	**(16.8%)**
Tax rate	27.0%	27.0%	+0bp
Income tax	**(86,146)**	**(103,584)**	**(16.8%)**
Effective tax rate	**14.0%**	**-21.7%**	**+3,570bp**

1. For tax purposes, capital is indexed to CPI inflation. The statutory tax rate is applied on income before tax after monetary correction of capital. For more information see Note 18 of the Consolidated Interim Financial Statements.

Section 5: Guidance

Given the above, the expectations of the Bank for volume growth and income for 2022 are as follows:

Indicator	Guidance	Key factor
Loans	8-10% based on GDP growth of 1.5% and inflation of 12%	Economic growth. Inflation rate and exchange rate
NIM	3.5%-3.7% due to the impact of the higher monetary policy rate, mitigated in part by the higher inflation.	Inflation rate and speed of MPR increases. Loan and funding mix
Non- NII	15% growth this year.	Client growth and product usage
Costs	Increasing below inflation	Inflation, headcount, to pre exchange rate, productivity and, investment plans
Cost of credit	A cost of risk of 0.9%-1.0% with asset quality normalizing to pre-pandemic levels.	Increase in provisions and growth of loans. Evolution of economy and unemployment.
ROE	ROE of 21%-22% in 2022 and medium-term ROAE of 17-19%.	Growth of: income and equity
CET1	Finishing the year > 10%	ROE, growth of equity and risk-weighted assets and dividend policy.

Section 6: Risks

The management of risks in the first quarter of 2022 has centered on the protection of our groups of interest in an environment that is still affected by the COVID-19 pandemic and its consequences.

A. Credit risk

Estimation of expected loss:

The estimation of provisions is based on models of expected loss, in line with Chapter B1 of the FMC's Accounting Standards Compendium. The loan portfolio is divided into individually and collectively analysed loans. Within each group, there are different provision models for consumer loans, mortgages, and commercial loans. The provisions of the majority of loans are determined, in simple terms, through the following formula of expected loss.


PROVISIONS
=
EXPOSURE
X
PROBABILITY OF NON-COMPLIANCE
X
SEVERITY
Value of the loan.
Probability % of debtor falling into non-compliance. This probability is determined depending on what type of client they are and their historical behavior, among other variables.
Loss incurred once the customer is already in default, determined with historical data.

Provisions for individual assessments

According to the FMC, an individual assessment of commercial debtors is necessary for companies that, due to their size, complexity, or level of exposure, must be analysed in detail. The debtors' analysis is primarily focused on their creditworthiness. Therefore, they are classified in the corresponding risk category and by their respective credit transactions and contingent loans before being assigned to one of the following portfolio categories: Normal, Substandard, and Impaired portfolio. For this assignation, several risk factors are considered: the industry or economic sector, their business, partners and management's situation, financial situation, payment ability, and payment performance. Thus, the portfolio assignations are:

- **Normal Portfolio:** it considers debtors whose payment ability enables them to meet their obligations and commitments and in which there is no foreseeable alteration regarding their economic and financial situation. The classifications assigned to this portfolio are categories from A1 to A6.

- **Substandard Portfolio:** it includes debtors with financial difficulties or significant deterioration in their payment ability and of which there is reasonable doubt concerning their future reimbursement of the principal and interests within the contractual terms, displaying a limited ability to meet short-term financial obligations. The classifications assigned to this portfolio are categories from B1 to B4.
- **Impaired Portfolio:** it includes debtors and related loans where recovery is considered remote, as they display a reduced or null repayment capacity. This portfolio encompasses debtors who have stopped paying their loans or show clear signs they will stop paying, as well as those who require forced debt restructuring, reducing the due obligation or delaying their principal repayment or interests; and any other debtor who is beyond 90 days overdue in their payment of interests or principal. The classifications assigned to this portfolio are categories from C1 to C6.

As part of the individual assessment of debtors, the Bank classifies them into the following categories, assigning them a percentage for the probability of default and loss given default (severity), which results in percentages of expected loss.

Portfolio	Debtor's Category	Probability of Default (%)	Severity (%)	Expected Loss (%)
Normal Portfolio	A1	0.04	90.0	0.03600
	A2	0.10	82.5	0.08250
	A3	0.25	87.5	0.21875
	A4	2.00	87.5	1.75000
	A5	4.75	90.0	4.27500
	A6	10.00	90.0	9.00000
Substandard Portfolio	B1	15.00	92.5	13.87500
	B2	22.00	92.5	20.35000
	B3	33.00	97.5	32.17500
	B4	45.00	97.5	43.87500

The impaired portfolio comprises all loans and 100% of the number of contingent loans of those debtors who are beyond 90 days overdue on payments of any credit interests or principal by the month's end. It also includes debtors who have been granted a loan to refinance placements beyond 60 days overdue and debtors who have undergone forced debt restructuring or partial debt forgiveness.

To calculate the provisions to cover an impaired portfolio, firstly, an expected loss rate is determined by calculating the amounts recoverable through financial guarantees and deducting the present value of recoveries obtained through collection services after related expenses. Once the expected loss range is determined, the corresponding

provision percentage is applied over the exposure amount, which encompasses loans and contingent loans of the same debtor. The provision rates applied over the calculated exposure are as follows:

Classification	Estimated range of loss	Provision
C1	Up to 3%	2%
C2	3% to 20%	10%
C3	20% to30%	25%
C4	30% to 50%	40%
C5	50% to 80%	65%
C6	Above 80%	90%

All debtors' loans are to be maintained in the impaired portfolio until their payment ability or performance is normalised, irrespective of penalty procedures for each loan, particularly those that meet the conditions of Title II of Chapter B-2 of the CNC.

Provisions for group assessments

Group assessments are appropriate to address a large volume of transactions that have small individual balances belonging to individuals or small companies. To determine their provisions, group assessments require the clustering of debtors with similar characteristics in terms of debtor type and loan commitments in order to determine both the group's payment behaviour and the recovery of defaulted loans, using technically substantiated estimates and prudential criteria. The model used is based on the debtor's characteristics, payment history, outstanding loans, and defaults, among other relevant factors.

The Bank uses methodologies to determine credit risk based on internal and/or standard models to estimate the provisions of the group assessment portfolio. This considers commercial loans for debtors that are not assessed individually, mortgage and consumer loans (including instalment loans, credit cards and overdraft lines). Such methodology allows the Bank to independently identify the portfolio's performance in the year and thus determine the provision required to cover losses manifested within one year starting from the balance date.

The customers are segmented according to their internal and external characteristics into clusters or profiles to differentiate each portfolio's risk in a more appropriate and orderly manner (customer-portfolio model). This is known as the profile allocation method, which is based on a statistical construction model that, through logistic regression, establishes relations between variables –such as default, external performance, and socio-demographic data, among others – and a response variable that determines the client's risk, in this case a default equal or beyond 90 days. After this, common profiles are defined and assigned a Probability of Non Performance (PNP) and a recovery rate based on a historical analysis known as Severity (SEV).

Once the customers have been profiled and assigned a PNP and a SEV in terms of their loan's profile, the exposure of default is calculated. This estimation includes the customer's book value of loans and accounts receivables added to contingent loans, minus any recoverable amount through collateral enforcement (for credits other than consumer loans).

Notwithstanding the above, to constitute provisions concerning commercial and housing loans, the Bank must establish minimum provisions adhering to the standard method set by the FMC for these types of loans. While such standard model constitutes a minimum prudential baseline, it does not relieve the Bank of its responsibility to have its own internal methodologies for determining sufficient provisions protecting this portfolio's credit risk.

a)Loans and accounts receivable from customers June 30, 2022 ($ million)	Assets before allowances					Total	Established allowances					Subtotal	Deductible guarantees FOGAPE Covid-19	Total	Net financial assets
	Normal portfolio		Substandard portfolio	Impaired portfolio			Normal portfolio		Substandard portfolio	Impaired portfolio					
	Assessment		Assessment	Assessment			Assessment		Assessment	Assessment					
	Individual	Group	Individual	Individual	Group		Individual	Group	Individual	Individual	Group				
Commercial loans															
Commercial loans	7,783,256	4,194,235	919,993	518,504	349,279	**13,765,257**	64,770	65,792	30,246	165,475	172,633	**498,915**	24,398	**523,314**	**13,241,943**
Chilean export foreign trade loans	782,596	10,736	44,158	2,434	1,457	**841,381**	15,839	324	3,418	1,317	945	**21,843**	-	**21,843**	**819,538**
Chilean import foreign trade loans	710,673	51,713	11,929	16,454	2,282	**793,051**	19,035	1,396	1,325	9,135	1,680	**32,571**	-	**32,571**	**760,480**
Foreign trade between third parties	2,322	-	-	-	-	**2,322**	49	-	-	-	-	**49**	-	**49**	**2,273**
Checking accounts debtors	68,576	39,196	11,677	3,261	6,471	**129,181**	1,054	1,239	1,294	1,149	5,266	**10,002**	-	**10,002**	**119,179**
Credi card debtors	27,888	86,418	3,236	878	6,252	**124,672**	778	2,824	413	409	4,919	**9,344**	-	**9,344**	**115,329**
Factoring transactions	946,200	50,168	12,724	1,928	597	**1,011,618**	8,931	1,001	1,084	1,123	216	**12,355**	-	**12,355**	**999,263**
Leasing transactions	895,532	226,684	151,337	71,897	11,078	**1,356,528**	3,690	3,890	2,872	10,190	7,466	**28,108**	16	**28,124**	**1,328,404**
Student loans	-	47,099	-	-	7,334	**54,433**	-	1,276	-	-	2,106	**3,382**	-	**3,382**	**51,051**
Other loans and accounts receivable	4,136	240,554	1,214	5,687	3,008	**254,600**	53	2,354	227	3,490	1,838	**7,962**	-	**7,962**	**246,638**
Subtotal	**11,221,169**	**4,946,802**	**1,156,269**	**621,043**	**387,758**	**18,333,042**	**114,199**	**80,096**	**40,880**	**192,288**	**197,069**	**624,531**	**24,414**	**648,946**	**17,684,096**
Mortgage loans															
Loans with letters of credit	-	2,918	-	-	165	**3,083**	-	7	-	-	28	**35**	-	**35**	**3,047**
Mortgage transferable mutual loans	-	2,696	-	-	324	**3,019**	-	12	-	-	75	**87**	-	**87**	**2,932**
Mortgage mutual loans financed through mortgage finance bonds	-	83,534	-	-	2,120	**85,655**	-	125	-	-	210	**335**	-	**335**	**85,320**
Other mortgage mutual loans	-	14,129,758	-	-	419,828	**14,549,586**	-	24,259	-	-	80,215	**104,473**	-	**104,473**	**14,445,113**
Mortgage financial leasing	-	-	-	-	-	**-**	-	-	-	-	-	**-**	-	**-**	**-**
Other loans and accounts receivable	-	79,547	-	-	2,417	**81,964**		88	-	-	821	**910**	-	**910**	**81,054**
Subtotal	**-**	**14,298,453**	**-**	**-**	**424,854**	**14,723,306**	**-**	**24,491**	**-**	**-**	**81,349**	**105,840**	**-**	**105,840**	**14,617,466**
Consumer loans															
Installment consumer loans	-	3,420,134	-	-	147,248	**3,567,382**	-	102,686	-	-	105,802	**208,487**	-	**208,487**	**3,358,895**
Current account debtors	-	135,798	-	-	4,046	**139,844**	-	7,321	-	-	3,187	**10,508**	-	**10,508**	**129,336**
Credit card debtors	-	1,377,120	-	-	12,829	**1,389,949**	-	32,249	-	-	10,038	**42,286**	-	**42,286**	**1,347,663**
Consumer leasing transactions	-	2,748	-	-	9	**2,757**	-	28	-	-	6	**34**	-	**34**	**2,723**
Other loans and accounts receivable	-	366	-	-	275	**641**	-	149	-	-	222	**372**	-	**372**	**270**
Subtotal	**-**	**4,936,167**	**-**	**-**	**164,407**	**5,100,573**	**-**	**142,432**	**-**	**-**	**119,255**	**261,687**	**-**	**261,687**	**4,838,886**
TOTAL	**11,221,169**	**24,181,422**	**1,156,269**	**621,043**	**977,019**	**38,156,921**	**114,199**	**247,019**	**40,880**	**192,288**	**397,673**	**992,058**	**24,414**	**1,016,473**	**37,140,448**

Credit quality of debtors

As of the end of June 2022, the NPL ratio started to increase after historically low levels, increasing from improved from 1.2% in 1Q22 to 1.5% and the impaired ratio increased from 4.5% in 1Q22 to 4.7% in 2Q22, though still below 4.9% registered in 2Q21. After periods of high liquidity in the system and exceptionally asset quality, our clients are starting to normalize their payment behavior. The coverage ratio, including additional provisions, reached 227.8% in 2Q22 and the expected loss ratio (provision loan loss allowances divided by total loans) is stable at 2.7% in 2Q22.

Asset credit quality

				Var %	
$ million	Jun-22	Mar-21	Dec-21	Jun- 22/ Jun-21	Jun-22/ Dec-21
Total loans[1]	38,156,933	36,771,052	36,534,950	10.2%	4.4%
Loan loss allowances (LLAs)[2]	(1,016,473)	(966,603)	(958,761)	6.0%	6.0%
Non-Performing Loans[3] (NPLs)	**559,508**	**439,530**	**449,835**	**25.3%**	24.4%
Consumer NPLs	66,106	52,478	43,626	53.0%	51.5%
Commercial NPLs	355,663	301,971	301,984	17.0%	17.8%
Mortgage NPLs	137,739	85,082	104,225	38.6%	32.2%
Impaired loans[4]	**1,783,876**	**1,646,745**	**1,646,745**	**5.5%**	**8.3%**
Consumer impaired loans	164,400	156,948	154,722	(15.3%)	6.3%
Commercial impaired loans	1,194,622	1,085,268	1,105,110	9.3%	8.1%
Mortgage impaired loans	424,854	404,529	392,956	4.9%	8.1%
Expected loss ratio[5] (LLA / total loans)	**2.7%**	**2.6%**	**2.6%**		
NPL ratio (NPL / total loans)	**1.5%**	**1.2%**	**1.2%**		
Consumer NPL ratio	1.3%	1.0%	0.9%		
Commercial NPL ratio	1.9%	1.7%	1.7%		
Mortgage NPL ratio	0.9%	0.6%	0.8%		
Impaired loan ratio (impaired / total loans)	**4.7%**	**4.5%**	**4.5%**		
Consumer impaired ratio	3.2%	3.1%	3.1%		
Commercial impaired ratio	6.5%	6.1%	6.2%		
Mortgage impaired ratio	2.9%	2.9%	2.8%		
NPL coverage ratio[6]	**227.8%**	**278.6%**	**270.5%**		
Coverage ratio without mortgages[7]	274.7%	313.7%	327.8%		
Consumer coverage ratio[8]	435.2%	520.1%	666.6%		
Commercial coverage ratio[9]	244.9%	277.9%	278.8%		
Mortgage coverage ratio[10]	84.1%	132.3%	80.6%		

1. Includes interbank loans.
2. Adjusted to include $ 16.000 million in additional provisions since 4Q19, $ 30,000 million in 2Q20, $ 30,000 million in 3Q20, $ 50,000 million in 4Q20, $ 24,000 million in 1Q21, I$ 18,000 million in 2Q21 and $ 30,000 million in 3Q21 and the Ch$60,000 million in 4Q21.

3. Amount includes gross loans with at least one installment 90 days overdue.

4. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.

5. LLA / total loans. Measures the percentage of loan the bank has provisions given internal models and FMC regulations. Adjusted to include $ 16,000 million in additional provisions since 4Q19, $ 30,000 million in 2Q20, $ 30,000 million in 3Q20, $ 50,000 million in 4Q20, $ 24,000 million in 1Q21, I$ 18,000 million in 2Q21 and $ 30,000 million in 3Q21 and the Ch$60,000 million in 4Q21.

6. LLA / NPLs. Adjusted to include $ 16,000 million in additional provisions since 4Q19, $ 30,000 million in 2Q20, $ 30,000 million in 3Q20, $ 50,000 million in 4Q20, $ 24,000 million in 1Q21, $ 18,000 million in 2Q21 and $ 30,000 million in 3Q21 and the Ch$60,000 million in 4Q21.

7. LLA of commercial and consumer loans / NPLs of commercial and consumer loans. Includes the additional provision of Ch$70,000 billion in commercial and the liberation of Ch$10,000 million for consumer in 4Q20, Ch$20,000 million of additional provisions per portfolio in June and July 2020, Ch$16,000 million in 4Q19, the Ch$24,000 million in 1Q21, the Ch$18,000 million in 2Q21, the Ch$30,000 million in 3Q21 and the Ch$60,000 million in 4Q21 in the commercial loan portfolio.

8. LLA of consumer loans/consumer NPLs. Adjusted to include the additional provision of Ch$16,000 million in 4Q19, Ch$10,000 million in June 2020, Ch$10,000 million in July 2020 and the liberation of Ch$10,000 million in additional provisions in 4Q20.

9. LLA of commercial loans/ commercial NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020, the Ch$70,000 million in 4Q20, the Ch$24,000 million in 1Q21, the Ch$18,000 million in 2Q21, the $30,000 million in 3Q21 and Ch$60,000 million in 4Q21.

10. LLA of mortgage loans/mortgage NPLs. Adjusted to include the additional provision of Ch$10,000 million in June and Ch$10,000 million in July 2020, and the Ch$10,000 million in 4Q20.

Distribution by economic sector

The Bank's portfolio is also highly diverse in terms of economic sector, with no particular industry representing a significant portion, therefore increasing the possibility of maintaining a stable loan book through time.


Manufacturing 4%
Mining 1%
Electricity, gas, and water 2%
Agriculture and livestock 2%
Forestry 0%
Fishing 1%
Transport 2%
Communications 1%
Construction 3%
Trade 9%
Services 21%
Other 3%
Mortgage 38%
Consumer 13%

B. Market risk

There are four significant market risks that may affect the Bank: liquidity, exchange rate, inflation, and interest rate. The measure and control of market risks are the responsibility of Market Risk Management, which is part of the Risk Division. The limits are approved by the various committees in charge, with responsibility falling primarily under the Market Committee and the Asset and Liabilities Committee (ALCO). The main market risks are also reviewed by the Comprehensive Risk Committee.

Liquidity Risk

The Finance Division manages the liquidity risk using a liquid assets portfolio to ensure the Bank always keeps enough liquidity to cover short-term fluctuations and long-term financing while adhering to regulatory internal liquidity requirements. It is also the area in charge of managing the Bank's balance sheet, particularly in regards to liquidity and sensitivity analysis. This area has the following functions, which are supervised and controlled by the ALCO and the Risk Division:

- Optimization of the cost of liabilities, seeking the most efficient financing strategies, including the issuance of bonds and bank lines.
- To handle short-and long-term liquidity regulatory limits.
- Management of inflation risk.
- To manage the risk of local and foreign currency rates.

The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses. On the basis of that information, the Financial Management Division maintains a portfolio of liquid short–term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. The business units' liquidity needs are met through short–term transfers from the Financial Management Division to cover any short–term fluctuations and long–term financing to address all the structural liquidity requirements.

The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used. The liquidity policy and procedures are subject to review and approval by the Bank's Board. Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review.

The Bank relies on demand deposits from Retail, Middle-Market and Corporates, obligations to banks, debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short–term nature of these

deposits increases the Bank's liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management.

High-Quality Liquid Assets

High-Quality Liquid Assets (HQLA) are an essential component in liquidity risk management. They consist of balance sheet assets, mainly comprised of financial investments that are not consigned as collateral, have low credit risk, and have a deep secondary market. According to the Basel III standards, these assets are divided into three levels, with Tier 1 assets being the most liquid and Tier 3 assets being the least liquid.

As of the June 30, 2022 the Bank's HQLA amounted to Ch$ 6,142,608 million and corresponded primarily to Level 1 liquid assets, mainly composed of bonds from the Republic of Chile, the Central Bank of Chile, and the US Treasury.

Liquid Assets (Consolidated Ch$ million)


Tier 2: Fixed income; 9,069
Tier 1: Available; 712,851
Tier 1: Fixed income; 5,420,688

In terms of liquidity, the main metrics that the Bank's Finance Division manages are:

1. Liquidity Coverage Ratio (LCR)
2. Net Stable Finance Ratio (NSFR)

LCR

Liquidity coverage ratio (LCR), which measures the percentage of Liquid Assets over Net Cash Outflows. As of April 2019, Chilean banks began reporting their local LCR figures with a minimum level of 60% in 2020, 80% in 2021 and 100% in 2022. This indicator is required by the Basel III standards and provides a sustainable maturity structure for assets and liabilities, allowing banks to maintain a stable funding profile in relation to their activities.

As of June 30, 2022, this indicator for Banco Santander Chile was 153.3%, above the minimum. This is a reflection of the conservative liquidity requirements set by the Board through the ALCO committee.

Evolution of the LCR


139.76%
171.0%
148.91%
146%
153.3%
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22

NSFR

This indicator is a local regulatory version of the NSFR required by Basel III, which provides a sustainable maturity structure for assets and liabilities, so that banks maintain a stable funding profile in relation to their activities. As of June 30, 2022, the NSFR was at 108.5%. The limit for this indicator in 2022 was set at 60%.

Evolution of the NSFR



112%
122%
111%
113%
108%
Jun-21
Sep-21
Dec-21
Mar-22
Jun-22

Interest rate risk

For the financial management portfolio (bank book), the Bank has more liabilities than assets exposed to short-term rates, and from this, mismatches occur when there are rate adjustments. To manage this risk, Banco Santander performs a sensitivity analysis with respect to local and foreign currency. Through simulations, limits are set in relation to the maximum loss that rate movements may have on capital and net financial income budgeted for the year.

	June 30, 2022	
	Effect in net interest income	Effect on capital
Financial management portfolio – local currency (in millions of Ch$)		
Loss limit	33,550	95,710
High	26,876	61,614
Low	20,356	39,957
Average	23,526	48,537
Financial management portfolio – foreign currency (in millions of U.S.$)		
Loss limit	41,495	47,028
High	9,713	33,388
Low	1,049	19,897
Average	5,324	28,662
Financial management portfolio – consolidated (in millions of Ch$)		
Loss limit	33,550	95,710
High	28,699	74,314
Low	20,065	56,857
Average	24,610	67,632

The Bank also manages its short- and long-term exposure to interest rates according to the FMC and Central Bank regulations, both for the trading portfolio and for the banking book. At the end of June 2022, the trading portfolio had an available margin of 31.4%. The banking book had an available margin of 30.3% for short-term exposure and 41.8% for long-term exposure.

Regulatory market risk	As of June 30, 2022
Ch$ million	
Market risk of the trading portfolio (ERM)	
Exposure to interest rates of the trading portfolio	418,432
Exposure to currrencies of the trading portfolio	12,634
Risk from interest rate options	-
Risk from foreign currency options	1,027
Total market risk from the trading portfolio	**432,093**
10% x Risk weighted assets	**3,769,680**
Subtotal	**4,201,773**
Limit = Regulatory capital	**6,128,175**
Disposible margin	**31.4%**
Market risk of non-trading portfolio	
Exposure to short term interest rates	265,841
Exposure to inflation risk	184,288
Exposure to long term interest rates	1,247,659
Total market risk of non-trading portfolio	**1,697,788**
Regulatory limit of exposure to short term interest rate risk and inflation risk	
Exposure to short term interest rate risk	265,841
Exposure to inflation risk	184,288
Limit: 35% of (net income from interest and readjustments and net fees sensitive to interest rates)	645,810
Disposible margin	**30.3%**
Regulatory limit of exposure to long term interest rate risk	
Exposure to long term interest rate risk	1,247,659
35% of regulatory capital	2,144,861
Disposible margin	**41.8%**

In the case of the trading portfolio, this risk is managed through Value at Risk (VaR) limits, where it remained within the established risk limits.

VaR trading portfolio

	As of June 30, 2022 US$ million
Fixed-income investments	
High	8.89
Low	2.06
Average	3.41

Exchange rate risk

Due to the rules established by the Assets and Liabilities Committee (ALCO) and the Markets Committee, the Bank must not have a significant exposure to foreign currencies; therefore, all exchange rate risk is included in the trading portfolio and is measured and controlled with Value at Risk (VaR) limits.

	As of June 30, 2022 US$ million
Foreign currency investments	
High	3.33
Low	0.22
Average	1.04

Consolidated VaR

The following table shows the evolution of the Bank's consolidated VaR of the trading portfolio, which includes the exchange rate risk and the interest rate risk of the trading portfolio.

VAR	As of June 30, 2022 US$ million
Consolidated VAR	
High	9.59
Low	2.04
Average	3.90
Fixed-income investments	
High	8.89
Low	2.06
Average	3.41
Variable-income investments	
High	0.04
Low	-
Average	0.14
Foreign currency investments	
High	3.33
Low	0.22
Average	1.04

Inflation risk

The bank has assets and liabilities that are readjustable according to the variation of the Unidad de Fomento (UF). In general, the Bank has more assets than liabilities in UF and, therefore, moderate rises in inflation have a positive effect on income from readjustments, while a fall in the value of the UF negatively affects the margin of the Bank. To manage this risk, the ALCO establishes a set of limits on the difference between assets and liabilities denominated in UF.


GAP UF
11,000,000
10,000,000
9,000,000
8,000,000
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
UF Gap (Ch$ mn)
5,818,955
8,843,757
Jan-20
Mar-20
May-20
Jul-20
Sep-20
Nov-20
Jan-21
Mar-21
May-21
Jul-21
Sep-21
Nov-21
Jan-22
Mar-22
May-22

C. Operational risk

Overall, the COVID-19 pandemic has resulted in increased exposure to inherent operational risk, although the Bank has established greater oversight over controls in order to maintain pre-COVID-19 operational risk levels, in addition to reinforcing existing ones. In general, the indicator of operational risk events on operating income has remained stable and below the system average. As of June 30, 2022, operating loss increased 24.1% compared to the same period last year explained by an increase in labor related and processing losses. Close monitoring has been carried out on the following aspects:

- Business continuity plans to effectively to support our employees, customers and businesses.
- The COVID-19 pandemic and remote work arrangements have a direct impact on the field of cyber threats and their associated risks as more employees work from home. We also have strengthened control mechanisms to give greater support to the control environment (patching, navigation control, data protection and other controls, etc.).
- Increased technological support to ensure adequate customer service and the correct provision of services, especially in online banking and call centers.
  The risk of transaction processing has increased due to the volume of new loans and multiple changes in existing portfolios resulting from public assistance programs and internal policies.
- There have been no relevant events related to the COVID19 situation.

Net losses from operational risks

	Jun-22	Jun-21	Jun-22/Jun-21
Fraud	1,387	629	120.5%
Labor related	2,997	384	680.4%
Client / product related	44	106	(58.9%)
Damage to fixed assets	10	129	(92.5%)
Business continuity / systems	25	43	(42.3%)
Processing	1,245	3,307	(62.4%)
Total	**5,707**	**4,598**	**24.1%**

Section 7: Credit risk ratings

The Bank has the following credit risk ratings:

International ratings

Moody's	Rating
Bank Deposit	A1/P-1
Baseline Credit Assessment	A3
Adjusted Baseline Credit Assessment	A3
Senior Unsecured	A1
Commercial Paper	P-1
Outlook	Negative

Standard and Poor's	Rating
Long-term Foreign Issuer Credit	A-
Long-term Local Issuer Credit	A-
Short-term Foreign Issuer Credit	A-2
Short-term Local Issuer Credit	A-2
Outlook	Stable

JCR	Rating
Foreign Currency Long-term Debt	A+
Outlook	Stable

HR Ratings	Rating
HR	AA-
Outlook	Stable

KBRA	Rating
Senior Unsecured Debt	A
Outlook	Stable

Local ratings

Local ratings	Feller Rate	ICR
Shares	Nivel 1	1CN1
Short-term deposits	N1+	N1+
Long-term deposits	AAA	AAA
Mortgage finance bonds	AAA	AAA
Senior bonds	AAA	AAA
Subordinated bonds	AA+	AA+

Section 8: Share performance

As of June 30, 2022

Ownership Structure


Free float
33%
Santander
Group
67%

Average daily traded volumes LTM 6M22

US$ million, Last Twelve Months


17.1
8.5
8.5
Jun-22
NYSE
Santiago
Stock
Exchange

Total shareholder return

Santander ADR vs. SP500 (Base 100 = 12/31/2021)


BSAC
SP500
105.52
80.0
150
130
110
90
70
50
31-12-2021
31-01-2022
28-02-2022
31-03-2022
30-04-2022
31-05-2022
30-06-2022

Total shareholder return

Santander vs. IPSA Index (Base 100 = 12/31/2021)


BSAN
IPSA
115.1
112.20
140
130
120
110
100
90
80
31-12-2021
31-01-2022
28-02-2022
31-03-2022
30-04-2022
31-05-2022
30-06-2022

Share Price

ADR Price (US$) 6M22	
06/30/2022:	16.29
Maximum (6M22):	22.72
Minimum (6M22):	13.97

Local Share Price (Ch$) 6M22	
06/30/2022	37.05
Maximum (6M22):	45.43
Minimum (6M22):	35.00

Stock Information

Market Capitalization:	US$7,750 million
P/E 12month trailing*:	8.7
P/BV ((06/30/2022)**:	1.88
Dividend yield***:	5.5%

* Price as of June 30, 2022 / 12mth. earnings
** Price as of June 30, 2022 /Book value as of 06/30/2022
***Based on closing price on record date of last dividend payment

Dividends

Year paid	**Ch$/share**	**% of previous year's earnings**
2019	1.88	60%
Apr & Nov 2020	1.76	60%
2021	1.65	60%
2022	2.47	60%

Annex 1: Strategy and Responsible Banking

Our strategy

Our success is based on our clear purpose, mission and style in everything we do.
We are building a more responsible bank.

For six years, The Santander Way has been guiding employees in the organization. This model comprises mission, vision, values, risk culture, and behaviors.

Companies with a solid internal culture attract and retain talent and perform better. Behaviors have, therefore, 'evolved' in The Santander Way, enabling us to face future challenges marked by our attention to the customer.

Purpose	Mission	Our style	Our seal
To help people and businesses prosper	To be the best bank, acting responsibly and gaining the loyalty of its customers, shareholders, employees and communities.	**Simple:** To offer customers products that are easy to understand and to be efficient and decisive in providing solutions to their needs. To do this, Santander needs its systems and processes to be simple to operate, enabling its employees to deliver clear answers with the agility that customers require. **Personal:** To have differentiated service models, offering each customer a tailor-made service adapted to their individual needs. It is also the commitment with the Bank's collaborators so they can develop their full potential and achieve their professional goals. **Fair:** To play fair, respecting and enforcing the rules. It's fairplay. Santander must be transparent in its relations with its stakeholders and fulfil its promises, contributing to the community.	Excellence in execution.

The evolved behaviors have been created around a single word: 'T.E.A.M.S'.

T	E	A	M	S
Think Customer • I take care of the relationship with my clients, and I do my best to gain their trust and loyalty. • Keeping the customer in mind means going above and beyond to gain the loyalty and trust of the people we serve.	**Embrace Change** • I face new challenges and look for new ways of doing things as an opportunity to grow. • Change requires effort and will inevitably meet with some resistance. The challenge is to address it with a mindset focused on opportunity.	**Act Now** • I take the initiative with responsibility and keep things simple. • Growing companies move as an agile collective, without bureaucracy and complicated processes. That's the way we should be.	**Move together** • I promote collaboration and work together with my colleagues to achieve common goals. • The best teams make the most of each member's capabilities to achieve their goals.	**Speak up** • I express my ideas and concerns with respect and no strings attached. Therefore, I feel comfortable receiving and giving feedback. • We all have to express ourselves. If problems, ideas and solutions are not shared, things will never get better.

Responsible Banking

Santander has determined two fundamental challenges concerning responsible banking:

Challenge 1: New business environment

The development of responsible banking requires a solid and wellfounded culture that can counter the new demands of an increasingly changing and competitive business environment that can foster trust and support from the groups of interest. Accordingly, Santander has learned to assemble these various aspects into a work culture that can be summarised in three words: Simple, Personal and Fair.

Challenge 2: Inclusive and sustainable growth

Santander acknowledges that inclusive growth is more than just satisfying customers' needs. Accordingly, it has always strived to help entrepreneurs create businesses and jobs, strengthen local markets, advance financial inclusion, contribute to people's education, promote individual and collective progress, and develop social investment programs. Likewise, its sustainable growth contributes to environmental care and climate change mitigation, promoting sustainable financing while considering the environment's risks and opportunities.

During 2022 the greatest milestone in Responsible Banking was:

We published the Integrated Annual Report for 2021

We published our Integral Annual Report 2021 which complies with the GRI and SASB standards. We are constantly seeking to publish more financial and nonfinancial information that are important for investment decisions today. Many of these indicators were verified externally by EY. Our latest report can be found in the following link: https://santandercl.gcs-web.com/financials/annual-reports

We received Top Employer Certification 2022

In the first quarter of 2022, for the third consecutive year were awarded as Top Employed by the Top Employer Institute, which recognizes companies with a strong value proposition for its employees as well as the conditions for career development.

The six Responsible Banking Principles define a global standard of what it implies to be a responsable bank and are aligned with the UN Sustainable Development Goals and the Paris Climate Agreement. These are:

Responsible Banking Principles

Alignment

Align the commercial strategy to be coherent with individuals' needs and society's goals.

Impact

To increase the positive impacts while reducing the negative effects of the organisation's activities, products, and services.

Clients

Work responsibly with clients to encourage sustainable practices and enable economic activities that create shared prosperity..

Transparency and responsibility

To periodically review the implementation of these principles and be transparent and responsible for the positive and negative impacts of the organisation.

Corporate governance and setting of goals

Rely on effective corporate governance and a responsible banking culture.

Interested parties

Refer, participate, and collaborate proactively and responsibly with interested parties.

10 Responsible Banking Goals

Additionally, starting 2019 Santander set goals associated to responsible banking, aligned with people and the community.

Challenge	Goals	Progress
New business environment	1. **Be the best Company to work for in Chile.** We seek to maintain that leadership position.	For the third consecutive year, we received the Top Employer certification.
	2. **Increase the percentage of women in executive positions:** Achieve that 30% of women are in managerial positions by 2025.	Currently 28.3% of women are in managerial positions.
	3. **Eliminate the gender pay gap:** Our goal is to eliminate the gender pay gap by 2025. The Seal Iguala Conciliación from the Ministry of Gender and Equity gives us a pathway to advance forward.	We currently have a gender pay gap of 2.5%
Inclusive and sustainable growth	4. **Work to financially empower people:** Through our financial products such as Life we want to empower four million people by 2025.	Between 2019 and June 2022 we have financially empowered 2,052,547 people.
	5. **Grant sustainable financing to clients:** We have a goal for 2025 to finance our own projects and that of our clients for at least US$1.5 billion through our ESG framework.	By March 31, 2022 we had a flow of $156,694 million, equivalent to US$200 million in sustainable financing. In total, we have US$467.3 million in sustainable financing. In 2Q22 the Santander Group published our ESG framework, facilitating the issuance of ESG bonds going forward.
	6. **Increase energy from renewable sources**: We are committed to procure that 100% of energy comes from non-conventional renewable energy by 2025.	25.6% of our energy is from renewable sources. During this year, the bank will generate its own renewable energy, through a contract with Gasco Luz and Fourtrees Capital to build six solar plants of 300kW each in the regions of Coquimbo, Valparaiso and the Metropolitan region.
	7. **Be carbon neutral**: We are part of the Group's goal to be carbon neutral by 2050. Our goal is to be carbon neutral by 2025,	Sin 2019 we mitigate 100% of our carbon footprint. Now we are in the

without the need to compensate for our carbon footprint through carbon bonds.	process of classifying our loan book in order to measure the carbon footprint of our clients.
8. **Eliminate single-use plastic waste in corporate buildings and branches.**	In 2021 we eliminated 100% of our single-use plastic waste.
9. **Bestow scholarships, internships, and programs for entrepreneurs:** We want to grant 13,500 scholarships, internships and entrepreneur programs between 2019 and 2024.	Since 2019 to March 2022 we granted 5,569 education and entrepreneur scholarships in Chile.
10. **Support people through community aid programs:** In social themes between 2019 and 2024 we want to support more than 500,000 people through our community programs.	Between 2019 and June 2022 we have supported 348,246 people through education programs and other means of support to benefit people in vulnerable situations.

ESG Indicators

As a result of the commitment Santander has to people, the environment and good corporate governance, manifested through the main sustainable development and responsible banking initiatives, Santander has achieved the following ESG indicators:

Dow Jones Sustainability Indexes

Included in Chile, MILA and Emerging Markets
International index that evaluates the sustainable development of the Environmental, Social and Governance aspects. Currently we have 77 points, and in the 91st percentile.

vigeo eiris


62
100

Advanced

MSCI


MSCI
ESG RATINGS
A
CCC
B
BB
BBB
A
AA
AAA
LAST UPDATE: April 09, 2021

FTSE4Good

Included in the Latam Emerging and Global Emerging Indices. Positive evaluation in the Social and Environmental dimension compared to other Banks.

Strategic pillars

Clients

> We want to offer innovative, sustainable financial solutions that have purpose and excellence while providing the best experience, earning our clients' loyalty.
> Focus: Experience | Consultancy | Digital | Scale

Main KPIs

		2020 Results	2021 Results	June 2022 Results
Clients	NPS	51% Top 1 (Gap of 3 with second place)	60% Top 1 (Gap of 7 with second place)	55% Top 1 (Gap of 2 with second place)
	Total clients	3,607,609 (+5.5%)	4,116,301 (+14.1%)	4,028,551 (+3.5% YoY)
	Loyal clients	764,407 (+8.6%)	832,405 (+8.9%)	815,627 (+4.9% YoY)
	Digital clients	1,546,524 (+24.0%)	2,016,947 (+30.4%)	1,964,191 (+5.2% YoY)

Note: Comparison and year-on-year growth

During the quarter customers with current accounts (including Superdigital accounts) continued to grow, growing 9.7% YTD and 29.6% YoY, attracted by our digital product offering. Digital customers grew 5.2% YoY and loyal customers (individual customers who have 4 products or more with a minimum level of profitability and usage and companies with a minimum profitability and usage of products) grew 4.9% YoY.


Current accounts
Includes Superdigital
+29.6%
+9.7%
1,666
2,184
2,396
Jun-21
Dec-21
Jun-22


Total clients
+3.3 %
-2.1%
3,893
4,116
4,029
Jun-21
Dec-21
Jun-22


Digital clients
+5.2%
-2.6%
1,867
2,017
1,964
Jun-21
Dec-21
Jun-22


Loyal clients
+4.9%
-2.0%
778
832
816
Jun-21
Dec-21
Jun-22

Number of thousands of clients

Launch of Prospera and Cuenta Pyme Life, our initiatives to bancarize SMEs and microentrepreneurs

According to a study by INE in 2019 there were some 745,000 formal microentrepreneurs. In the first quarter of 2022 we launched Prospera Cuenta Pyme Life, both initiatives to foster SME bankarization and supporting micro-entrepreneurs. Prospera is a simple current account to open without any minimum sales prerequisites for people that enables them to do transactions for their business easily. For a single payment of $19,990 they receive a mobile POS that permits them to receive same day sale deposits and receive payments directly on their phone. Cuenta Pyme Life is for people that have a company open. In Chile, there is a government platform designed so any one can open a company in one day, without any hassles or tedious paperwork. These same companies that are opened quickly and digitally also look to open an account in the same manner, just like Cuenta Pyme Life which is 100% digital. The first six months are free and these new companies gain access to a current account and debit card as well as Office Banking, the transactional platform from companies. Both alternatives are unique in the market, focused on micro entrepreneurs that are quickly cross-sold through a current account, debit account and Getnet. In the future, these clients will also have access to loans.

Life surpasses 1 million clients


Life Clients
+42.0%
729,516
1,035,984
Jun-21
Aug-21
Oct-21
Dec-21
Feb-22
Apr-22
Jun-22

Santander Life continues to be the main contributor in new client growth due to the success of the Meritolife program of this product and the digital onboarding process of current account openings. The total number of Life clients as of June 2022 increased 42.0% YoY and in the second quarter 2022 Life opened 59,366 current accounts reaching a total of 1,035,984 clients. Santander Life clients are quickly monetized and have a high NPS score throughout the incorporation process.

Superdigital continues its acceleration in client acquisition with 42,010 new clients in the quarter, reaching a total of 334,484 clients. This prepaid digital account is an attractive alternative for clients with little access to the banking ecosystem especially during the pandemic when through the pandemic many could receive and manage their money from government initiatives. Additionally, Superdigital has important alliances with companies like Uber and Cornershop, attracting new clients. In January 2022 we signed an agreement with Todas Conectadas, a platform for women entrepreneurs in Latin America and the Caribbean by the United Nations, Mastercard and Microsoft. Superdigital will be the account that enables these women to receive payments, and have access to financial education classes and benefits, free of cost.


Superdigital clients
+83.7%
182,096
334,484
Jun-21
Aug-21
Oct-21
Dec-21
Feb-22
Apr-22
Jun-22

Current account market share increases 130 bp to 29.1%

As a result of our efforts, the market share of the Bank in current accounts continues to rise drastically. According to the latest information available, as of April 2022, the net current account openings were equivalent to over 51.3% of total accounts opened in

the rest of the banking system in the last twelve months, reaching a market share of 29.1% in current accounts. These numbers do not include Superdigital since these are categorized as debit cards.

Furthermore, with the volatility in the exchange rate, we have seen increasing demand from clients for US$ current accounts.



Current account market share
Santander Chile[2]
+770bp
21.4%
22.0%
27.8%
29.1%
Apr-19
Apr-20
Apr-21
Apr-22



US$ Current account market share
Santander Chile[2]
+1170pb
22.8%
26.0%
31.3%
34.5%
Apr-19
Apr-20
Apr-21
Apr-22

The success of Getnet continues



Total POS
111,480
68,168
11,456
Jan-21
Mar-21
May-21
Jul-21
Sep-21
Nov-21
Jan-22
Mar-22
May-22

The entrance of Getnet in the acquiring market in Chile continues to show good results. The reception of clients has been high with over 111,000 POS installed for 93,000 clients, of which 94% are SMEs. Through Prospera, we have started selling mobile POS, a more compact POS, and currently we have sold over 3,200 of these mPOS. Furthermore in 2Q22 Getnet launched ecommerce, attracting some 280 business with some Ch$ 347 million in sales in June. Getnet has an NPS of 61 points, with over $318 billion in monthly sales through our POS. A key characteristic has been receiving the deposit of sales up to 5 times a day including weekends. Getnet generated fees for about $9,170 million in 2022 so far.

We continue to grow our Work/Café branches

With the pandemic, the Workcafé branch transformation continues. During the last year, we have opened 9 Workcafés, while we have closed 34 branches, mainly Select branches, aimed at higher income clients and traditional branches. In total, we currently have 310 branches, 9.9% less than last year.

Employees

We want to be the best company to work in Chile, committed to our SPF culture
Focus: Empathetic, committed, and flexible culture
| Leadership at the service of culture | Cultivate the vocation to learn

Main KPIs

		2020 Results	2021 Results	June 2022 Results
Employees	Commitment index	87% in 2019. During 2020, due to the pandemic a survey was not conducted	94%	This is now being measured on a quarterly basis through a new survey in order to have information in a timelier form. As of June, this measure was 80%
	Leadership index	87% in 2019. During 2020, due to the pandemic a survey was not conducted	95%	This is now being measured on a quarterly basis through a new survey in order to have information in a timelier form. As of June, this measure was 9/10.
	Diversity		21.5% in leadership positions 1.2% with disability	28.3% in leadership positions
	Gender pay gap		2.5%	2.5%

For more indicators on employees, please see the 10 Responsible Banking commitments.

Shareholders

We want to be a more profitable and sustainable bank with solid capital levels and optimal management of all risks.
Focus: Profitability and sustainability| Risks and capital

Main KPIs

		2020 Results	2021 Results	June 2022 Results
Shareholders	ROE	14.5%	22.7%	28.7% (Top 2)
	Efficiency	40% (Top 1)	40.1% (Top 1)[1]	37.9%[1] (Top 2)
	Asset quality	NPL 1.4% (gap of 2 bps with Peer Group)	NPL 1.2% (gap of 17 bps with Peer Group)	1.5%
	Solvency CET1	10.7%	9.6%	9.6% (Minimum 10% at year-end)

1. Results for 2021 and March 2022, efficiency ratio is calculated as operational expenses divided by operational income.

Investor meetings

The Bank maintains constant communication with its analysts and investors. In the quarter, we had around 290 meetings and reached around 615 meeting this year so far. We started having once again physical meetings and look forward to participating in these upcoming conferences:

August:
HSBC: ESG Summer series with LatAm Financials

September:
Credit Suisse: 16th Annual LatAm Equities Conference
Credicorp: Capital Markets Event 2022
HSBC: Global Emerging Markets Forum

October:
BTG Pactual: Latam CEO Conference

Be on the look out for new Investor Day in November....

Ordinary Shareholders' Meeting

We held the Ordinary Shareholders' Meeting on April 27, 2022. Among other issues, the dividend payout of 60% of 2021 earnings were approved, equivalent to a dividend yield of 5.5% with the stock price at the record date. For more information, see our website for Shareholder Meetings.

Community

We want to be recognised as a responsible bank committed to our community's well-being, encouraging environmental care and sustainable social development.
Focus: Environment | Social | Corporate governance

Main KPIs

		2020 Results	2021 Results	June 2022 Results
Community	Financial empowerment	921,779	1,693,277	2,052,547
	Support people through community aid programs.	103,792	281,212	348,246
	Sustainable financing		US$267.3 million	US$467.3 million as of March 2022
	Sustainability index	Percentile 90 DJSI Chile, MILA & Emerging Markets	Percentile 91 DJSI Chile, MILA & Emerging Markets	We are in the process of DJSI 2022
	BitSight Index	810	800	Index still not available for 2022

For more indicators on communities, please see the 10 Responsible Banking commitments.

Corporate governance

For more information on our corporate governance please see Section 3 of our Management Commentary for 1Q22.

For more information on the composition of our Board of Directors and organizational structure, please see Our Top Management on our IR website.

Latest events and material facts

During the quarter we also received the following awards:

- Euromoney awarded us Best Bank in Chile for 2022.
- Santander was recognized as best bank for Treasury and cash management in Chile by Global finance.
- Global Finance awarded us with a Sustainable finance award for Chile for 2022.
- Best digital bank in Chile for 2022 by Global Banking and Finance.

Also the Santander Group has announced a new corporate building for Santander Chile to be ready in 2026, involving an investment of US$ 350 million. The building will meet the most high standards of sustainability and energy efficiency.

Shareholders' meeting

In the Ordinary Shareholder's Meeting of Banco Santander Chile on April 27, 2022, along with the approval of the 2021 Consolidated Financial Statements, it was agreed to distribute 60% of earnings attributable to shareholders, which were $774,959 million as of December 31, 2021. These earnings correspond to $2.46741747 for each share. The remaining 40% were assigned to the Bank's reserves.

The following was also approved:

- Determination of Board remuneration
- Appointment of external auditors: PricewaterhouseCoopers Consultores Auditores SpA were approved as auditors for the year 2022.
- Designation of local risk rating agencies Feller and ICR.
- Report of the Directors and Audit Committee, determination of the remuneration of its members and the budget of expenses for its operation for 2022.
- Give a report of the related party transactions.

Material Facts:

22-03-2022	Ordinary meetings, citations, agreements and proposals. Pursuant to the provisions of articles 9 and 10 of Law No. 18,045, it is reported that in today's ordinary session, the Board of Directors of Banco Santander-Chile agreed to call an Ordinary Shareholders' Meeting, to be held solely and exclusively by means of remote communication, for Wednesday, April 27, 2022.
28-04-2022	Ordinary meetings, citations, agreements and proposals. Reports as an essential fact that the Ordinary Shareholders' Meeting was held on April 27, 2022, attaching a copy of the notice published on April 28 in the newspaper El Mercurio, where it communicates the agreement adopted at said meeting to distribute a dividend of $2 .46741747 per

share, which is available to shareholders at the bank's headquarters or at any of its branches, both in the Metropolitan Region and in the rest of the country.

Subsequent events

27-07-2022	**Changes to organizational structure** In accordance with the provisions of articles 9 or 10 of Law No. 18,045, on the Securities Market, and other pertinent legal regulations, I comply with informing you as an essential fact that Mr. Miguel Mata Huerta leaves the position of General Manager of Banco Santander-Chile from next August 1. He will be replaced from that day on by Mr. Román Blanco Reinosa, an executive with vast experience in the Santander Group. Notwithstanding the foregoing, Mr. Mata will continue collaborating for the time necessary to carry out an adequate transition. The foregoing was approved in an extraordinary meeting of the Banco Santander-Chile board of directors held today, thanking Mr. Miguel Mata for his contribution to the bank and Grupo Santander in Chile.

Annex 2: Balance sheet

Assets	Jun-22	Dec-21	Jun-22/Dec-21
	Ch$ Million		% Chg.
Cash and deposits in banks	2,890,381	2,881,558	0.3%
Cash items in process of collection	507,463	390,271	30.0%
Financial assets for trading at fair value through earnings	14,579,153	9,567,818	52.4%
Financial derivative contracts	*14,495,254*	*9,494,471*	*52.7%*
Financial debt instruments	*83,899*	*73,347*	*14.4%*
Financial assets at fair value through other comprehensive income	6,020,627	5,900,796	2.0%
Financial debt instruments	*5,945,398*	*5,801,378*	*2.5%*
Other financial instruments	*75,229*	*99,418*	*-24.3%*
Financial derivative contracts for hedge accounting	894,425	629,136	42.2%
Financial assets at amortized cost	41,722,124	40,262,257	3.6%
Investments under resale agreements	-	-	--%
Financial debt instruments	4,581,663	4,691,730	-2.3%
Interbank loans, net	*12*	*428*	*-97.2%*
Loans and account receivables from customers-Commercial	*17,684,096*	*17,033,456*	*3.8%*
Loans and account receivables from customers-Mortgage	*14,617,466*	*13,802,214*	*5.9%*
Loans and account receivables from customers-Consumer	*4,838,886*	*4,734,429*	*2.2%*
Investments in associates and other companies	41,264	37,695	9.5%
Intangible assets	93,326	95,411	(2.2%)
Property, plant and equipment	173,857	190,290	(8.6%)
Assets with leasing rights	180,136	184,528	(2.4%)
Current taxes	8,304	121,534	(93.2%)
Deferred taxes	321,619	418,763	(23.2%)
Other assets	3,424,991	2,932813	16.8%
Non-current assets and groups for sale	26,769	22,207	20.5%
TOTAL ASSETS	**70,884,440**	**63,635,077**	**11.4%**

LIABILITIES	Jun-22	Dec-21	Jun-22/Dec-21
	Ch$ Million		% Chg.
Cash items in process of being cleared	426,556	379,934	12.3%
Financial liabilities for trading at fair value through earnings	14,222,893	9,507,031	49.6%
Financial derivative contracts	*14,222,893*	*9,507,031*	*49.6%*
Financial derivative contracts for hedge accounting	2,382,889	1,364,210	74.7%
Financial liabilities at amortized cost	44,989,235	44,063,540	2.1%
Deposits and other demand liabilities	*15,725,629*	*17,900,938*	*(12.2%)*
Time deposits and other time liabilities	*11,893,299*	*10,131,055*	*17.4%*
Obligations under repurchase agreements	*811,731*	*86,634*	*837.0%*
Interbank borrowings	*9,243,716*	*8,826,583*	*4.7%*
Issued debt instruments	*7,013,641*	*6,935,423*	*1.1%*
Other financial liabilities	*301,219*	*182,907*	*64.7%*
Obligations for leasing contracts	140,180	139,795	0.3%
Financial instruments of issued regulatory capital	2,297,706	2,054,105	11.9%
Provisions for contingencies	159,342	165,546	(3.8%)
Provisions for dividend, payment of interest and re-appreciation of financial instruments of issued regulatory capital	161,539	238,770	(32.3%)
Special provisions for credit risk	294,596	288,995	1.9%
Current taxes	1,995	-	--%
Deferred taxes	1,836	91,463	(98.0%)
Other liabilities	2,114,960	1,612,411	31.2%
TOTAL LIABILITIES	**67,193,727**	**59,905,800**	**12.2%**
EQUITY			
Capital	891,303	891,303	0.0%
Reserves	2,871,772	2,557,816	12.3%
Accumulated other comprehensive income	(520,608)	(354,364)	46.9%
Elements that will not be reclassified to earnings	592	576	2.9%
Elements that can be reclassified to earnings	(521,200)	(354,940)	46.8%
Retained earnings from prior years	(13,765)	-	-%
Income from the period	521,257	778,933	(33.1%)
Provisions for dividend, payment of interest and re-appreciation of financial instruments of issued regulatory capital	(161,539)	(238,771)	(32.3%)
Total Shareholders' Equity	**3,588,420**	**3,634,917**	**(1.3%)**
Non-controlling interest	102,293	94,360	8.4%
EQUITY	**3,690,713**	**3,729,277**	**(1.0%)**
TOTAL LIABILITIES AND EQUITY	**70,884,440**	**63,635,077**	**11.4%**

Annex 3: Income Statement YTD

	Jun-22	Jun-21	Jun-22/Jun-21
	Ch$ Million		% Chg.
Interest income	1,177,532	887,972	32.6%
Interest expense	(824,396)	(147,060)	460.6%
Net interest income	**353,136**	**740,912**	**(52.3%)**
Readjustment income	682,943	166,192	310.9%
Readjustment expense	(78,527)	(49,606)	58.3%
Net readjustment income	**604,416**	**116,586**	**418.4%**
Net income from interest and readjustment	**957,551**	**857,498**	**11.7%**
Fee and commission income	346,064	268,758	28.8%
Fee and commission expense	(154,095)	(105,169)	46.5%
Net fee and commission income	**191,969**	**163,589**	**17.3%**
Financial assets not for trading	(58,613)	7,029	(933.8%)
Result from de recognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	16,113	2,231	622.1%
Changes, readjustments and hedge accounting in foreign currency	141,756	60,029	136.1%
Net financial result	**99,256**	**69,290**	**43.2%**
Income from investments in associates and other companies	4,393	925	375.0%
Results from non-current assets and non-continued operations	(1,953)	841	(332.2%)
Other operating income	1,241	740	67.6%
Total operating income	**1,252,458**	**1,092,883**	**14.6%**
Personnel expenses	(208,797)	(200,659)	4.1%
Administrative expenses	(144,102)	(135,686)	6.2%
Depreciation and amortization	(64,083)	(58,324)	9.9%
Impairment of non-financial assets	-	-	--%
Other operating expenses	(57,534)	(42,712)	34.7%
Total operating expenses	**(474,516)**	**(437,381)**	**8.5%**
Operating results before credit losses	**777,942**	**655,502**	**18.7%**
Expense for provisions established for credit risk of loans at amortized cost	(202,695)	(169,003)	19.9%
Expense for special provisions for credit risk	(4,797)	(44,814)	(89.3%)
Recovery of written-off loans	45,246	35,674	26.8%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(356)	75	(575.1%)
Credit loss expenses	**(162,602)**	**(178,068)**	**(8.7%)**
Net income from ordinary activities before tax	**615,340**	**477,434**	**28.9%**
Income tax	(86,146)	(103,584)	(16.8%)
Consolidated income for the period	529,194	373,850	41.6%
Income attributable to shareholders	**521,257**	**370,069**	**40.9%**
Income attributable to non-controlling interest	7,937	3,781	109.9%

Annex 4: Quarterly results

	2Q22	1Q22	2Q21	2Q22/2Q21	2Q22/1Q22
		$ Million		% Chg.	
Interest income	662,085	515,447	445,010	48.8%	28.4%
Interest expense	(530,757)	(293,639)	(69,932)	659.0%	80.8%
Net interest income	**131,328**	**221,808**	**375,077**	**(65.0%)**	**(40.8%)**
Readjustment income	447,648	235,295	84,109	432.2%	90.3%
Readjustment expense	(48,891)	(29,636)	(25,386)	92.6%	65.0%
Net readjustment income	**398,757**	**205,658**	**58,723**	**579.0%**	**93.9%**
Net income from interest and readjustment	**530,085**	**427,466**	**433,800**	**22.2%**	**24.0%**
Fee and commission income	173,935	172,129	135,709	28.2%	1.0%
Fee and commission expense	(79,112)	(74,983)	(54,736)	44.5%	5.5%
Net fee and commission income	**94,823**	**97,147**	**80,973**	**17.1%**	**(2.4%)**
Financial assets not for trading	(76,319)	17,706	(18,455)	313.5%	(531.0%)
Result from derecognition of financial assets and liabilities at amortized cost and of financial assets at fair value with changes in other comprehensive income	2,021	14,092	3,005	(32.7%)	(85.7%)
Changes, readjustments and hedge accounting in foreign currency	116,696	25,060	55,529	110.2%	365.7%
Net financial result	**42,398**	**56,858**	**40,079**	**5.8%**	**(25.4%)**
Income from investments in associates and other companies	3,033	1,360	622	387.8%	123.0%
Results from non-current assets and non-continued operations	(1,053)	(900)	594	(277.4%)	17.0%
Other operating income	1,020	221	313	226.3%	361.1%
Total operating income	**670,307**	**582,152**	**556,380**	**20.5%**	**15.1%**
Personnel expenses	(111,251)	(97,546)	-103,789	7.2%	14.1%
Administrative expenses	(73,059)	(71,043)	-66,264	10.3%	2.8%
Depreciation and amortization	(32,469)	(31,614)	-30,595	6.1%	2.7%
Impairment of non-financial assets	-	-	-	--%	--%
Other operating expenses	(37,848)	(19,686)	-21,486	76.2%	92.3%
Total operating expenses	**(254,628)**	**(219,889)**	**(222,134)**	**14.6%**	**15.8%**
Operating results before credit losses	**415,679**	**362,263**	**334,246**	**24.4%**	**14.7%**
Expense for provisions established for credit risk of loans at amortized cost	(116,081)	(86,614)	-88,768	30.8%	34.0%
Expense for special provisions for credit risk	(1,879)	(2,918)	-20,599	(90.9%)	(35.6%)
Recovery of written-off loans	27,146	18,100	18,738	44.9%	50.0%
Impairment for credit risk for other financial assets at amortized cost and financial assets at fair value through other comprehensive income	(341)	(15)	105	**(424.9%)**	**2156.6%**
Credit loss expenses	**(91,155)**	**(71,447)**	**(90,524)**	**0.7%**	**27.6%**
Net income from ordinary activities before tax	**324,525**	**290,816**	**243539**	**33.3%**	**11.6%**
Income tax	(35,036)	(51,110)	-53970	**(35.1%)**	**(31.5%)**
Consolidated income for the period	**289,488**	**239,706**	**189569**	**52.7%**	**20.8%**
Income attributable to shareholders	**285,514**	**235,743**	188.045	**51.8%**	**21.1%**
Income attributable to non-controlling interest	**3,974**	**3,963**	1524	**160.7%**	**0.3%**

Annex 5: Quarterly evolution of main ratios and other information

Ch$ Million	2Q21	3Q21	4Q21	1Q22	2Q22
Loans					
Consumer loans	4,743,267	4,856,975	4,999,248	5,023,362	5,100,573
Residential mortgage loans	12,971,106	13,354,321	13,876,175	14,158,430	14,723,306
Commercial loans	16,957,074	17,539,430	17,653,446	17,589,259	18,333,042
Interbank loans	7,643	6,102	418	-	12
Total loans (including interbank)	**34,679,090**	**35,756,829**	**36,628,704**	**36,771,052**	**38,156,933**
Allowance for loan losses	(958,516)	(938,608)	(958,769)	(966,603)	(1,016,473)
Total loans, net of allowances	**33,720,574**	**34,818,221**	**35,669,935**	**36,849,688**	**38,232,162**
Deposits					
Demand deposits	17,722,252	17,367,117	17,900,917	16,880,011	15,725,629
Time deposits	11,755,807	12,489,856	10,131,056	10,159,808	11,893,299
Total deposits	29,478,060	29,856,973	28,031,973	27,039,819	27,618,928
Mutual funds (Off balance sheet)	8,300,614	8,853,114	7,891,967	7,770,152	8,012,866
Total customer funds	37,778,674	38,710,087	35,923,940	34,809,971	35,631,794
Loans / Deposits[1]	**87.2%**	**89.7%**	**97.3%**	**101.9%**	**101.0%**
Average balances					
Avg. interest earning assets	41,718,056	43,656,767	45,605,792	46,154,793	47,228,915
Avg. Loans	34,547,870	35,275,940	36,193,340	36,642,558	37,470,231
Avg. assets	56,844,125	60,483,596	64,091,888	61,691,305	65,505,470
Avg. demand deposits	16,789,441	17,632,050	17,708,223	17,222,801	16,629,112
Avg equity	3,445,010	3,357,088	3,480,832	3,676,692	3,606,745
Avg. free funds (demand plus equity)	20,234,451	20,989,138	21,189,055	20,899,493	20,235,856
Capitalization					
Risk weighted assets	33,909,159	34,985,597	37,936,332	36,483,249	38,370,970
Tier I (Shareholders' equity)	3,926,908	3,897,210	4,466,412	4,712,539	4,714,419
Tier II	1,046,217	1,055,390	1,310,419	1,426,781	1,499,637
Regulatory capital	4,973,126	4,952,600	5,776,831	6,139,321	6,214,056
Core Capital ratio	**10.1%**	**9.6%**	**9.2%**	**10.4%**	**9.6%**
Tier I ratio	**11.6%**	**11.1%**	**11.8%**	**12.9%**	**12.3%**
Tier II ratio	**3.1%**	**3.0%**	**3.5%**	**3.9%**	**3.9%**
BIS ratio	**14.7%**	**14.2%**	**15.2%**	**16.8%**	**16.2%**
Profitability & Efficiency					
Net interest margin (NIM)[2]	**4.2%**	**4.0%**	**4.4%**	**3.7%**	**4.5%**
Efficiency ratio[3]	39.9%	43.2%	35.9%	37.8%	38.0%
Costs / assets[4]	1.6%	1.6%	1.4%	1.4%	1.6%
Avg. Demand deposits / interest earning assets	40.2%	40.4%	38.8%	37.3%	35.2%
Return on avg. Equity	**21.8%**	**21.0%**	**26.7%**	**25.6%**	**31.7%**
Return on avg. Assets	1.3%	1.2%	1.5%	1.5%	1.7%
Return on RWA	2.2%	2.1%	2.5%	2.6%	2.9%

Ch$ Million	2Q21	3Q21	4Q21	1Q22	2Q22
Asset quality					
Impaired loans[5]	**1,691,481**	**1,663,906**	**1,652,788**	**1,646,745**	**1,783,876**
Non-performing loans (NPLs)[6]	**446,625**	**438,248**	**449,835**	**439,530**	**559,508**
Past due loans[7]	284,999	273,156	248,902	262,225	274,705
Loan loss reserves	(958,516)	(938,608)	(958,761)	(966,603)	(1,016,473)
Impaired loans / total loans	4.9%	4.7%	4.5%	4.5%	4.7%
NPLs / total loans	1.3%	1.2%	1.2%	1.2%	1.5%
PDL / total loans	0.8%	0.8%	0.7%	0.7%	0.7%
Coverage of NPLs (Loan loss allowance / NPLs)	214.6%	214.2%	213.1%	219.9%	181.7%
Coverage of PDLs (Loan loss allowance / PDLs)	336.3%	343.6%	385.2%	368.6%	370.0%
Risk index (Loan loss allowances / Loans)[8]	2.8%	2.6%	2.6%	2.6%	2.7%
Cost of credit (prov expense annualized / avg. loans)	1.0%	1.0%	1.3%	0.8%	1.0%
Clients and service channels (#)					
Total clients	3,893,309	4,015,157	4,116,301	4,183,188	4,028,551
Digital clients	1,867,167	1,933,581	2,016,947	1,996,386	1,964,191
Current account holders (including Superdigital)	1,848,457	2,004,722	2,184,012	2,282,296	2,395,718
Branches	344	339	326	324	310
ATMs (includes depositary ATMs)	1,257	1,259	1,338	1,433	1,469
Employees	10,240	10,018	9,988	9,854	9,541
Market information (period-end)					
Net income per share (Ch$)	**1.00**	**0.94**	**1.23**	**1.25**	1.52
Net income per ADR (US$)	**0.55**	**0.46**	**0.58**	**0.64**	0.66
Stock price	36.31	40.63	34.25	44.31	37.05
ADR price	19.87	19.77	16.29	22.59	16.29
Market capitalization (US$mn)	9,361.00	9,224.00	7,674.00	10,661.00	7,750.00
Shares outstanding	188,446	188,446	188,446	188,446	188,446
ADRs (1 ADR = 400 shares)	471	471	471	471	471
Other Data					
Quarterly UF inflation rate[9]	1.1%	1.3%	3.0%	2.4%	4.3%
Central Bank monetary policy reference rate (nominal)	0.5%	1.5%	4.0%	7.0%	9.0%
Observed Exchange rate (Ch$/US$) (period-end)	732.08	811.46	854.48	784.19	922.12

1. Ratio = (Net Loans - portion of mortgages funded with long-term bonds) / (Time deposits + Demand deposits)
2. NIM = Net interest income annualized divided by interest earning assets
3. Efficiency ratio =Operating expenses / Operating income
4. Costs / assets = (Personnel expenses + Adm. Expenses + depreciation) / Total assets
5. Impaired loans include: (A) for loans individually evaluated for impairment, (i) the carrying amount of all loans to clients that are rated C1 through C6 and (ii) the carrying amount of loans to an individual client with a loan that is non-performing, regardless of category, excluding residential mortgage loans, if the past-due amount on the mortgage loan is less than 90 days; and (B) for loans collectively evaluated for impairment, (i) the carrying amount of total loans to a client, when a loan to that client is non-performing or has been renegotiated, excluding performing residential mortgage loans, and (ii) if the loan that is non-performing or renegotiated is a residential mortgage loan, all loans to that client.
6. Capital + future interest of all loans with one installment 90 days or more overdue.
7. Total installments plus lines of credit more than 90 days overdue.
8. Based on internal credit models and CMF guidelines. Banks must have a 100% coverage of risk index.
9. Calculated using the variation of the Unidad de Fomento (UF) in the period.